As filed with the Securities and Exchange Commission on September 21, 1998
                                             Registration No. 333-______
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                    -----------
                                     FORM SB-1
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                                    -----------
                           MOUNTAIN BANK HOLDING COMPANY
                   (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           WASHINGTON                      6712                 91-1602736
  (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD        (I.R.S. EMPLOYER
      OF INCORPORATION OR       INDUSTRIAL CLASSIFICATION   IDENTIFICATION NO.)
         ORGANIZATION)                 CODE NUMBER)

             501 ROOSEVELT, ENUMCLAW, WASHINGTON 98022 (360) 825-0100 (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL
                                 PLACE OF BUSINESS)

                                     -----------

                                    ROY T. BROOKS
                  Chairman of the Board and Chief Executive Officer
                                   501 Roosevelt
                            Enumclaw, Washington  98022
                                   (360) 825-0100
             (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                     -----------

                             Copies of communications to:

                               STEPHEN M. KLEIN, ESQ.
                             WILLIAM E. BARTHOLDT, ESQ.
                                  Graham & Dunn PC
                           1420 Fifth Avenue, 33rd Floor
                          Seattle, Washington  98101-2390

                                    -----------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]



                                                   CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
 Title of Each                                         Proposed                    Proposed Maximum            Amount of
 Class of Securities       Amount Being                Offering Price              Aggregate                   Registration
 Being Registered          Registered                  Per Share                   Offering Price(1)           Fee
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock              100,000 shares              $17.50                      $1,750,000                  $516.25
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purpose of determining registration fee pursuant to Rule 457(a).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           MOUNTAIN BANK HOLDING COMPANY

                                   501 ROOSEVELT
                                ENUMCLAW, WA  98022
                                   (360) 825-0100

                            A MAXIMUM OF 100,000 SHARES
                           (NO MINIMUM NUMBER OF SHARES)
                            $1.00 PAR VALUE COMMON STOCK

     The 100,000 shares of common stock (the "Shares") being offered hereby are being sold by Mountain Bank Holding Company (the "Company") to existing Shareholders and the public (the "Offering") at an offering price of $17.50 per share. Commencing October 1, 1998, the Company will offer 50,000 Shares to existing shareholders ("Existing Shareholders") by offering each shareholder the right to purchase one Share for each 16 Shares owned of record on September 15, 1998 ("Allocated Shares"). The remaining 50,000 Shares will be offered at the same time to selected persons who are not presently shareholders of the Company ("New Shareholders") on a first come, first served basis. The exclusive offer to Existing Shareholders and New Shareholders will expire on October 31, 1998. If all Shares are not subscribed for by October 31, 1998, they will be offered to the general public, and to Existing Shareholders wishing to increase their stockholdings also on a first come, first served basis. The offering to the general public will expire on November 30, 1998, unless terminated earlier or unless extended by the Company. There is no minimum purchase for Existing Shareholders. The minimum purchase for New Shareholders and the general public is 100 Shares. No person will be permitted to purchase more than 2,500 Shares. COMPLETION OF THE OFFERING IS NOT CONDITIONED UPON RECEIVING A MINIMUM AGGREGATE OFFERING AMOUNT. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR. See "Terms of the Offering."

     Although the Company is a public reporting company under the Securities Exchange Act of 1934, prior to this Offering there has been no public market for the Shares and there can be no assurance that an established market for such Shares will develop.

     INVESTMENT IN THE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR INFORMATION THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.

     THE SECURITIES OFFERED BY MEANS OF THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                         UNDERWRITING DISCOUNTS
                                                  AND             PROCEEDS TO
                   PRICE TO PUBLIC (1)       COMMISSIONS(2)       COMPANY(3)
-------------------------------------------------------------------------------
 Per Common Share         $17.50                   $0               $17.50
-------------------------------------------------------------------------------
 Maximum Offering       $1,750,000                 $0              $1,750,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


(1) The offering price for the Shares has been determined by the Company based solely upon its belief of the fair market value of the Shares, and not on any objective criteria.
(2) Neither an underwriter nor broker-dealer will be used in connection with the Offering; all Shares are being offered on a best-efforts basis by certain directors and executive officers of the Company and no commissions will be paid on sales. See "Terms of the Offering."
(3) Before deducting estimated expenses of the Offering of approximately $50,000, including registration fees, legal and accounting fees, printing and other miscellaneous expenses payable by the Company.


                 The date of this Prospectus is September ___, 1998.

                                AVAILABLE INFORMATION

     The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). You may read and copy any reports, statements, or other information that the Company files at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a copying fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's Commission filings are also available to the public at the Commission's Internet address at http://www.sec.gov.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form SB-1 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission as described above. Any statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                  TABLE OF CONTENTS

                                                                    PAGE


PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . .  .1

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . .  .3

DIVIDEND POLICY. . . . . . . . . . . . . . . . . . . . . . . . . .  .6

TERMS OF THE OFFERING. . . . . . . . . . . . . . . . . . . . . . .  .6

DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .8

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . .  .9

BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .9

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. . . . .  27

MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

CERTAIN TRANSACTIONS AND RELATIONSHIPS . . . . . . . . . . . . . .  37

SUPERVISION AND REGULATION . . . . . . . . . . . . . . . . . . . .  37

DESCRIPTION OF COMMON STOCK. . . . . . . . . . . . . . . . . . . .  42

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES . . . . . . . . . .  44

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  44

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . F-1

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . F-2

                                  PROSPECTUS SUMMARY

     The following summary explains the significant aspects of the stock offering. The Summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

THE COMPANY

     Mountain Bank Holding Company (the "Company") is a Washington corporation formed in 1993 primarily to hold all of the Common Stock of Mt. Rainier National Bank (the "Bank"), a national banking association organized under the laws of the United States in July, 1990. The Company, with consolidated total assets of approximately $79 million at June 30, 1998, is headquartered in Enumclaw, Washington. The Bank provides personal and commercial banking and related financial services at its main office located at 501 Roosevelt Avenue, Enumclaw, Washington, and at its branch offices located in Buckley, Washington, at 29290 Highway 410, and Black Diamond, Washington, at 31329 Third Avenue. The Company has received approval from the Comptroller of the Currency to open an additional branch facility for the Bank in Auburn, Washington, at 1436 Auburn Way South. Property has been purchased and the existing building is being remodeled. The Company anticipates that the branch will open in the fourth quarter of 1998.

     The Company presently has one subsidiary other than the Bank. That subsidiary is Mountain Real Estate Holdings, Inc. ("MREH"), which was incorporated on March 10, 1994. The purpose of MREH is to engage solely in the business of holding premises occupied or to be occupied by the Bank, together with fixed assets in conjunction with the premises occupied by the Bank.

     The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits; (ii) the making of loans to consumers, businesses and other institutions; (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds; and (iv) other miscellaneous financial services usually handled for customers by commercial banks.

CONDITIONS OF THE OFFERING

     Completion of the Offering is not conditioned upon receiving a minimum aggregate Offering amount. There can be no assurance that the maximum offering of 100,000 Shares will be attained. No escrow arrangements have been made with respect to the Offering. As a consequence, all subscription funds received and accepted by the Company will be retained. While no modification of the terms of the Offering are anticipated, in the event of any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment. The purpose of the Offering is to raise capital to support the growth of the Company, including the anticipated opening of a new branch in
Auburn, Washington.   See "USE OF PROCEEDS."

THE OFFERING


Common Stock Offered...............     100,000 Shares

Common Stock to be Outstanding
After the Offering.................     907,482 Shares (Assuming all Shares
                                        offered are sold and no stock options
                                        are exercised).

Minimum Subscription...............     New Shareholders and the general public
                                        must subscribe for a minimum of 100
                                        Shares.

Maximum Subscription...............     2,500 Shares

Price..............................     $17.50 per Share

Use of Proceeds....................     To support the Company's growth,
                                        including planned expansion into Auburn,
                                        Washington.  See "USE OF PROCEEDS."

Special Factors to be Considered...     The securities offered involve certain
                                        risks.  See "RISK FACTORS."

PLAN OF DISTRIBUTION.  The Offering will be conducted in two stages:

     PHASE 1. The first stage ("Phase 1") is an offer exclusively to Existing Shareholders of the Company and to New Shareholders. The Company anticipates, subject to the filing and effectiveness of the Registration Statement, that Phase 1 will commence on or about OCTOBER 1, 1998, and continue until OCTOBER 31, 1998. Phase 1 of the Offering provides Existing Shareholders the right to purchase one Share for each 16 Shares owned of record on September 15, 1998 ("Allocated Shares"), for a total of 50,000 Shares. There is no minimum purchase for Existing Shareholders. Concurrent with the Offering to Existing Shareholders, New Shareholders will have the right to purchase a total of 50,000 Shares. New Shareholders will be required, in their subscription agreements, to certify that they are Washington State residents.

     PHASE 2. If all Shares allocated to Existing Shareholders and New Shareholders are not subscribed for, they will be offered to the general public (who must be Washington State residents), and to Existing Shareholders wishing to increase their stockholdings, commencing NOVEMBER 1, 1998 ("Phase 2"). No person (whether an Existing Shareholder or New Shareholder) will be permitted to purchase a total of more than 2,500 Shares. Phase 2 of the Offering will expire on NOVEMBER 30, 1998, at 5:00 p.m. local time unless sooner terminated or unless extended by the Company.

     EXCEPT FOR ALLOCATED SHARES OFFERED TO EXISTING SHAREHOLDERS IN PHASE 1, ALL SUBSCRIPTIONS WILL BE ACCEPTED BY THE COMPANY ON A FIRST COME, FIRST SERVED BASIS, AS THEY ARE RECEIVED BY THE COMPANY. Shares will be marketed on a best efforts basis through certain of the Company's executive officers and directors, none of whom will receive any commissions or other form of compensation in connection with such efforts. Subscriptions may be accepted or rejected in whole or in part by the Company for any reason. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR. There are no escrow arrangements with respect to this Offering. Accordingly, subscription funds received and accepted by the Company will be available for immediate use by the Company. See "TERMS OF THE OFFERING."

                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES BEING OFFERED INVOLVES CERTAIN RISKS. IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, ANYONE CONSIDERING AN INVESTMENT IN THE SHARES SHOULD READ AND CAREFULLY CONSIDER THE
FOLLOWING:

UNPREDICTABLE ECONOMIC CONDITIONS

     Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders and other factors beyond the control of the Company may adversely affect its profitability. Among the factors beyond the control, to some extent, of the Company are risks related to the Year 2000 as it affects computer systems. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Year 2000."

LACK OF DIVIDENDS

     The Company has never paid a cash dividend, and does not anticipate paying a cash dividend in the foreseeable future. The Company expects to retain all earnings to provide capital for operation and expansion of its subsidiaries. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of the Bank and the Company, results of operations, tax considerations, industry standards, economic conditions and other factors. The ability of the Company to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION - Restrictions on Capital Distributions."

UNCERTAINTY OF RETURN ON INVESTMENT

     No assurance can be given that a purchaser of the Shares will realize a substantial return on an investment, or any return at all. Further, as a result of the uncertainty and risks associated with the Company's operations as described in this "RISK FACTORS" section, it is possible that an investor could lose his or her entire investment.

DILUTION

     Current holders of the Shares will suffer a dilution in their percentage interest in the outstanding Shares to the extent that they do not purchase sufficient Shares to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by shareholders from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's common stock. See "DILUTION."

LACK OF TRADING MARKET

     The Shares are not listed on any stock exchange and there is very little market activity in the stock. The Shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market, and no dealer has committed to make or makes a market in the Shares, although isolated transactions between individuals occur from time to time. There can be no assurance that the Shares can be sold at a price equal to or greater than the subscription price, following completion of the Offering. See "Market for Common Equity and Related Stockholder Matters." While the Shares are not listed or traded on any market, traded stocks have recently experienced a decline in stock prices, particularly in the financial services segment. Although there is no direct correlation between the trading prices of stocks on the national stock markets and the trading price of Company stock, significant negative fluctuations in the markets could negatively affect the price of the Shares.

RESTRICTIONS ON CHANGE IN CONTROL

     As a Washington corporation, the Company is subject to various legislative acts set forth in the Washington Business Corporation Act, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "DESCRIPTION OF COMMON STOCK - Anti-Takeover Provisions." Provisions of the Company's Articles of Incorporation requiring a staggered board could be used to hinder or delay a takeover bid for the Company. Such provisions may inhibit takeover bids and could decrease the chance of shareholders realizing a premium over market price for their Shares as a result of a takeover bid. See "DESCRIPTION OF COMMON STOCK - Staggered Board of Directors."

POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

     The Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. The Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control, particularly to the extent that such factors affect the overall volume of their lending and deposit activities. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. The Bank has a negative repricing gap within 12 months, which could materially adversely affect future earnings in the event of a rise in market interest rates. See "BUSINESS - Asset and Liability Management."

DEPENDENCE ON LOCAL ECONOMY

     The future success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area, which is the city of Enumclaw and its environs, which include the communities of Buckley, Black Diamond, and upon the anticipated completion of its new branch, Auburn. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the performance of the Company. While the Company's primary service area was primarily dependent upon agriculture a few years ago, there is currently a more diversified economic base which includes manufacturing, retail and wholesale establishments and personal and industrial services. The Company's expansion into the Auburn market, which is typified by larger businesses such as larger industries, retail outlets and corporate headquarters, and including a large Boeing plant, will present new opportunities but also new challenges in terms of dependence on the local economy. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on the business of the Company. See "BUSINESS - Market Area and Competition."

BRANCH EXPANSION INTO THE AUBURN MARKET

     The Company's planned opening of a new branch in Auburn, Washington, in the fourth quarter of 1998 presents certain challenges. The Auburn market is essentially a suburban Seattle/Tacoma market, at least in comparison to the Company's existing branch locations. The economic base and business mix in Auburn will differ significantly from that of the Company's current branch locations, and the types of loans made and other banking activities in that market can be expected to differ as well. Although Auburn is not currently served by a community-owned bank, the Company faces competition from all of the major regional banks and financial institutions. See "BUSINESS - Market Area and Competition." The Company also faces challenges in efficiently and effectively managing its branches as the number of such branches grows. Additionally, the expenses involved in opening a new branch have a negative effect on Company earnings in the short term, until the branch is sufficiently established.

LOAN CONCENTRATION

     The Bank's loan portfolio is concentrated in real estate, commercial, dairy/agriculture and construction lending as well as consumer loans. "Loan concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in real estate construction loans could present risk in the event of a downturn in the local economy. See "BUSINESS - Lending Activities."

DEPENDENCE ON MANAGEMENT

     The Company and the Bank are, and for the foreseeable future will be, dependent upon the services of Roy T. Brooks, Chairman of the Board and CEO of the Company, and Steve W. Moergeli, President and CEO of the Bank, and the experienced management team they have assembled. The loss of Mr. Brooks or Mr. Moergeli, if not replaced shortly with equally competent persons, could have an adverse effect on the Company and the Bank. Neither the Company nor the bank has entered into an employment agreement with any of its executive personnel. The Bank will be required to continue to attract and retain qualified persons to be successful in the competitive banking market.

OFFERING PRICE

     The offering price of $17.50 per Share has been established by the Company solely based upon its belief of the fair market value of the Shares. The offering price of $17.50 represents a multiple of 1.9 times the book value of the Shares, as of June 30, 1998. See the "Consolidated Balance Sheets" in the Financial Statements. No independent investment banking firm or securities dealer has been retained to assist in the valuation of the Shares offered hereby or in the determination of the offering price.

EXISTENCE OF COMPETITION IN THE COMPANY'S MARKET AREA

     Commercial banking is a highly competitive business. The Company and the Bank compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in Enumclaw and its environs and elsewhere. The Bank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. The Bank will compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than the Bank and thus may obtain deposits at lower rates of interest. If the Company were to become unable to compete effectively, the Company's business, financial condition and results of operations could be materially adversely affected. See "BUSINESS - Market Area and Competition."

GOVERNMENT REGULATION

     The Company is supervised and regulated by federal and state governments. The primary concern of the regulators is to protect depositors, not shareholders. These regulators include the Federal Deposit Insurance Corporation (the "FDIC") which insures bank deposits, the Office of the Comptroller of the Currency (the "OCC"), and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Federal and state regulations place banks at a competitive disadvantage, because other competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies, are not scrutinized so closely. The Company has so far been able to compete effectively in its market areas. However, there is no assurance it will continue to do so. Further, future changes in federal and state banking regulations could adversely affect the Company's operating results and its ability to continue to compete effectively. See "SUPERVISION AND REGULATION."

                                   DIVIDEND POLICY

     The Company currently intends to retain its earnings, if any, for use in the business and does not anticipate paying any cash dividends in the foreseeable future. The board of directors cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the payment of the Company's expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for national banks.

                                TERMS OF THE OFFERING

METHOD OF OFFERING

     PHASE 1. The Company has elected to first offer up to 50,000 of the Shares offered by means of this Prospectus to Existing Shareholders at $17.50 per share, on the basis of one Share for each 16 Shares held of record as of the close of business on September 15, 1998, and to offer the remaining 50,000 Shares to New Shareholders. There is no minimum number of Shares an Existing Shareholder must purchase, though all subscriptions must be for whole Shares. New Shareholders must purchase a minimum of 100 Shares. No investor will be permitted to purchase more than 2,500 Shares through this Offering. Phase 1 will expire on OCTOBER 31, 1998.

     PHASE 2. If all Shares allocated to Existing Shareholders and New Shareholders are not subscribed by OCTOBER 31, 1998, the Company will offer any remaining Shares to the general public, including Existing Shareholders wishing to increase their stockholdings. The general public must purchase a minimum of 100 Shares. As explained below under "How to Subscribe," Existing Shareholders who wish to purchase more than their Allocated Shares will so indicate in their subscription agreement. Existing Shareholders will have a priority over the general public in Phase 2, on a "first come, first served" basis, if they have indicated a desire to purchase Additional Shares in their subscription agreements during Phase 1. Phase 2 will expire on NOVEMBER 30, 1998, unless sooner terminated or unless extended by the Company.

     Except for Allocated Shares offered to Existing Shareholders in Phase 1, ALL SUBSCRIPTIONS WILL BE ACCEPTED BY THE COMPANY ON A FIRST COME, FIRST SERVED BASIS, AS THEY ARE RECEIVED BY THE COMPANY. All subscriptions will be accepted by the Company only for whole Shares. Existing Shareholders will be permitted to purchase the number of Shares closest to the number of Shares to which they are entitled, rounded to the next full share. The Company reserves the right to reject any subscription in whole or in part. If any subscription is rejected by the Company, the full amount of subscription funds tendered will be returned promptly to the subscriber without any deductions.

RESIDENCY REQUIREMENT FOR NEW SHAREHOLDERS

     Persons acquiring Shares in the Offering who are not Existing Shareholders (that is, New Shareholders in either Phase 1 or 2, or the general public in Phase 2) will be required to certify that they are BONA FIDE residents of the State of Washington. This certification, which is contained in the form of subscription agreement that each such person will complete, is required in order to comply with applicable state securities laws.

HOW TO SUBSCRIBE

     The Company has prepared two forms of subscription agreement, one for Existing Shareholders and one for New Shareholders. The appropriate form of subscription agreement should be completed, signed by appropriate subscribers, and sent with full payment for the number of Shares subscribed to: Mountain Bank Holding Company, 501 Roosevelt Avenue, Enumclaw, Washington 98022. Fully completed and signed subscription agreements, together with full payment for the subscribed Shares, must be received at the offices of the Company no later than 5:00 p.m. local time on OCTOBER 31, 1998, in order to participate in Phase 1.

     SPECIAL INSTRUCTIONS FOR EXISTING SHAREHOLDERS. Existing shareholders who wish to purchase more than their Allocated Shares ("Additional Shares") should so indicate on their subscription agreement. If Shares remain unsold at the end of Phase 1, such Shares will be offered to the general public in Phase 2, including Existing Shareholders who have indicated a desire to purchase Additional Shares on their subscription agreements. Existing Shareholders subscribing for Additional Shares during Phase 1 will have priority over the general public during Phase 2.

     IN PHASE 2, ADDITIONAL SHARES WILL BE SOLD TO EXISTING SHAREHOLDERS ON A FIRST COME, FIRST SERVED BASIS AS SUBSCRIPTIONS ARE RECEIVED BY THE COMPANY. As soon as possible following the expiration or termination of the Offering, the Company will issue Additional Shares to Existing Shareholders who have requested them.

OFFERING EXPIRATION DATE

     Completed and signed subscription agreements, together with full payment for Shares subscribed, must be received at the offices of the Company no later than 5:00 p.m. local time on OCTOBER 31, 1998, in order to participate in Phase 1. Subscription agreements from Existing Shareholders (for either Allocated Shares or Additional Shares) received after OCTOBER 31, 1998, (but before the expiration of Phase 2) will not qualify for Phase 1, and will thus have no priority in the sale of Shares in Phase 2.

     Completed and signed subscription agreements from members of the general public (including Existing Shareholders who return subscription agreements after October 31, 1998) in Phase 2 must be received at the Company not later than 5:00 p.m. on NOVEMBER 30, 1998, the expiration date of the Offering. The Company reserves the right to terminate Phase 2 of the Offering prior to November 30, 1998. The Company also has the right to extend the Offering. The Company will not accept any subscriptions after the Offering has expired or has been terminated.

SUBSCRIPTION FUNDS

     All subscription funds received by the Company will become the property of the Company. ONCE A SUBSCRIPTION HAS BEEN ACCEPTED BY THE COMPANY, IT CANNOT BE WITHDRAWN BY THE INVESTOR.

COMMISSIONS

     No commissions, fees, or other remuneration will be paid to any directors, officers, or employees of the Company, or to any other person or company for selling the Shares in this Offering.

DELIVERY OF STOCK CERTIFICATES

     Certificates for Shares duly subscribed, paid for and accepted by the Company will be issued as soon as practicable after completion of the Offering.

PURCHASE INTENTIONS OF DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company have expressed an intent to purchase in the aggregate approximately 7,793 Allocated Shares made available through this Offering on the same terms being offered to all Existing Shareholders. If they do purchase 7,793 Shares in the aggregate, such persons will beneficially own 145,517 outstanding Shares. Such persons may also acquire Additional Shares, although the number of such Additional Shares to be purchased is not known at this time. See "Security Ownership of Management and Certain Shareholders."

REPRESENTATIONS OF SUBSCRIBERS

     Each subscriber will also be required to represent that he or she has received a copy of this Prospectus. This acknowledgement by a subscriber would be asserted by the Company in defense of any claims against the Company by a subscriber on the basis that he or she was not provided with a copy of the Prospectus, as required under federal securities laws. By making this representation, subscribers are not waiving any of their rights under the federal securities laws.

                                       DILUTION

     The net book value of the Company at June 30, 1998, was $7,497,000, or $9.28 per share. Net book value per share is determined by dividing the net worth of the Company (assets less total liabilities) by the number of Shares outstanding. Without taking into account any changes in such net book value after June 30, 1998, other than to give effect to the sale of 100,000 Shares offered by the Company in this Offering (after deducting estimated offering expenses payable by the Company), the pro forma net book value of the outstanding Shares at June 30, 1998, would have been $9,197,000, or $10.13 per share. This represents an immediate increase in net book value to present shareholders of $.85 per share and an immediate dilution to new investors of $7.37 per share. The following table illustrates the dilution on a per-share basis:


      Offering price per share                           $17.50
           Net book value per share        $9.28
           before offering
           Increase in net book value
           per share attributable to new   $ .85
           investors
      Pro forma net book value per
           share after Offering                          $10.13
      Dilution per share to new                          $ 7.37
           investors(1)


-------------------------
(1) Dilution to new investors is determined by subtracting pro forma net book value per share after the offering from the $17.50 offering price per share.

                                   USE OF PROCEEDS

     The net proceeds from the sale of Shares offered by the Company, assuming that all 100,000 Shares offered by means of this Prospectus are sold, are estimated to be $1,700,000. As this Offering is not conditioned on the sale of a minimum number of Shares, the net proceeds to the Company will be reduced to the extent of the maximum number of Shares in this Offering are not subscribed. As a consequence, there can be no assurance that the maximum net proceeds of $1,700,000 will be attained.

     The net proceeds of the Offering will be utilized to support recent and anticipated future growth of the Company and the Bank and for general corporate purposes. The Company intends to use a portion of the offering proceeds to defray costs associated with the establishment of a new branch facility for the Bank in Auburn, Washington. See "BUSINESS - The Bank."

                                       BUSINESS

COMPANY OVERVIEW

     The Company is a bank holding company organized under the laws of Washington, chartered in 1993. The Company, with consolidated total assets of approximately $79 million at June 30, 1998, is located in Enumclaw, Washington, and conducts its operations through its subsidiary, Mt. Rainier National Bank (the "Bank"), a national banking association organized under the laws of the United States in 1990. The Company does not engage in any substantial activities other than acting as a bank holding company for the Bank. The Company believes it can present an alternative to recent mega-mergers by offering local ownership, local decision making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of the Company's banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

THE BANK

     The Bank primarily serves individuals and small and medium-sized businesses located in its primary and secondary trade areas. The Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount.

     The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) deposit service charges; (iii) federal funds sold (funds loaned on a short-term basis to other banks); and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans and VISA national credit cards. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards and automatic draft for various accounts. The Bank has a night depository as well as drive-up services.

     On February 6, 1995, the Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The branch and land are owned by MREH. The Bank leases the land and building from MREH at a monthly rent of $1,015. The facility has 3,100 square feet, a two-lane drive up, an ATM and a night depository.

At June 30, 1998, the branch had deposits of $16.9 million. The Buckley Branch is staffed by nine persons and is anticipated to ultimately be a full service branch.

     On January 26, 1998, the Bank opened its Black Diamond Branch located at 31329 Third Avenue, Black Diamond, Washington. The Bank leases the land and building from MREH at a monthly rent of $1,450. The facility consists of approximately 3,100 square feet, a two-lane drive up and a night depository. At June 30, 1998, the branch had deposits of $6.4 million. The Black Diamond Branch is staffed by seven persons and is anticipated to ultimately be a full service branch.

     The Company has received approval from the OCC to open an additional branch facility for the Bank. MREH has purchased real estate at 1436 Auburn Way South, Auburn, Washington. The existing building has approximately 2,624 square feet and a two-lane drive up and is being remodeled to include an ATM and a night depository. It is estimated that the branch will open in the fourth quarter of 1998.

MARKET AREA AND COMPETITION

     The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in the Bank's primary service area, which is the city of Enumclaw and its environs, including the communities of Black Diamond and Buckley, plus Auburn after the opening of the new branch, and elsewhere. All of the major regional commercial banks, including Seafirst, Key Bank and U.S. Bank, have a branch or branches within the Bank's primary service area. The Bank is the only locally owned bank in Enumclaw. The Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. The future success of the Bank will depend primarily upon the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). The Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than the Bank and thus may obtain deposits at lower rates of interest.

     The Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn and surrounding communities. Enumclaw's population is 10,600, having experienced a 43.62% growth rate since 1990. Enumclaw is primarily considered a residential community, with most growth in single family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 3,920. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, with a population of 3,720, up from 1,760 in 1990, which includes the annexation of the Lake Sawyer area.

     Opening the Auburn branch this fall represents a new market for the Bank. Auburn is a larger community with a population of 36,720, up from 35,230 in 1990. All of the major regional banks and savings and loans are located in Auburn, but the only locally owned bank was purchased in late 1997. Opening the Auburn branch presents the Company with significant opportunity for growth, but also involves certain risks. See "RISK FACTORS - Branch Expansion into the Auburn Market."

PRODUCTS AND SERVICES

     In conjunction with the growth of its asset base, the Bank has introduced new products and services to position itself to compete in its highly competitive market. The Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the Bank has developed a mix of products and services utilizing newly developed technology available to the banking industry; for example, the addition of automatic teller machines. Additionally, the Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans. Other products and services include credit related insurance, ATMs, debit cards and safe deposit boxes.

LENDING ACTIVITIES

     The two main areas in which the Bank has directed its lendable funds are commercial and real estate loans. At June 30, 1998, these categories accounted for approximately 33% and 46%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

     Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

     In general, the Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of the Bank's unimpaired capital and unimpaired surplus. The Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the Bank's exposure. The Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At June 30, 1998, no such concentration exceeded 10% of the Bank's loan portfolio, although approximately 4.2% of the Bank's loan portfolio consists of dairy/agricultural loans and approximately 8.9% of interim real estate construction loans. The Bank has no loans to foreign countries and its policy is to lend within Washington State; however, the Bank does have some loans to out-of-state borrowers.

     In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

     Lending activities are conducted pursuant to a written Loan Policy which has been adopted by the Board of Directors of the Bank. Each loan officer has a defined lending authority. Regardless of lending authority, individual loans over $150,000 are approved by the Bank's Loan Committee. Loans over $100,000 require joint approval of the President and the Credit Administrator.

     The Bank has entered into agreements with other banks to participate in certain of the Bank's commitments to extend credit to customers.

INVESTMENT PORTFOLIO

     The investment policy of the Bank is an integral part of the overall asset/liability management of the Bank. The Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by the Bank's Board of Directors. The Bank stresses the following attributes for its investments: Capital protection, liquidity, yield, risk management and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

     Held to Maturity securities include debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At June 30, 1998, the Bank had no securities Held to Maturity.

     Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of June 30, 1998, the Bank held no securities as Trading Securities.

     Available for Sale securities include debt securities which may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates, and similar factors, and certain restricted equity securities. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

     As a national bank and member of the Federal Reserve System, the Bank is required to have $139,200 invested in the Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, the Bank is required to keep $284,800 in stock. This portion of the Bank's investment portfolio is not liquid.

     The following table sets forth weighted average yields earned by the Bank on its earning assets and the weighted average rates paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.



                                                                       SIX MONTHS ENDED JUNE 30,
                                           -----------------------------------------------------------------------------------------
                                                        1998                                              1997
                                           -----------------------------------------------------------------------------------------
                                                                          ANNUALIZED                                      ANNUALIZED
                                             AVERAGE        INT EARNED/     YIELD/         AVERAGE         INT EARNED/       YIELD/
                                             BALANCE          EXPENSE        RATE          BALANCE           EXPENSE          RATE
                                           -----------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)
 Assets
 Interest earning assets:
 Loans                                        $ 42,781(1)     $ 2,164(2)    10.12%        $ 38,356(1)       $ 1,944(2)       10.14%
 Investments                                    22,618            699        6.18%          17,329              555           6.41%
 Federal funds sold                              4,710            134        5.69%           2,963               87           5.87%
                                            ----------------------------                  ----------------------------
      Total interest earning assets             70,109          2,997        8.55%          58,648            2,586           8.82%
                                                             -----------                                    ----------
 Non-interest earning assets:
 Cash and due from banks                         3,244                                       2,941
 Premises and equipment                          2,452                                       2,156
 Other assets                                      926                                         713
 Allowance for possible credit losses             (592)                                       (470)
                                            -------------                                 ------------
      Total assets                            $ 76,139                                    $ 63,988
                                            -------------                                 ------------
                                            -------------                                 ------------
 Liabilities and shareholders' equity
 Interest bearing liabilities:
 Interest bearing demand deposits             $  8,226             68        1.65%           7,115               77           2.16%
 Savings                                        25,106            451        3.59%          23,324              413           3.54%
 Certificates of deposit                        17,583            480        5.46%          14,144              376           5.32%
 Certificates of deposit over $100,000           8,191            237        5.79%           5,996              176           5.87%
                                            ----------------------------                  ----------------------------
      Total interest bearing deposits           59,106          1,236        4.18%          50,579            1,042           4.12%
                                            -------------                                 ------------
 Federal funds purchased                           ---            ---                           38                2          10.53%
 Other borrowings                                   44              2        9.09%              46                2           8.70%
                                            ----------------------------                  ----------------------------
      Total interest bearing liabilities        59,150          1,238        4.19%          50,663            1,046           4.13%
                                                           -------------                                    ----------
 Non-interest bearing liabilities:
 Demand deposits                                 9,651                                       7,563
 Other liabilities                                 739                                         566
 Shareholders' equity                            6,599                                       5,196
                                            -------------                                 ------------
                                              $ 76,139                                    $ 63,988
                                            -------------                                 ------------
                                            -------------                                 ------------
 Net Interest income                                          $ 1,759                                       $ 1,540
                                                           -------------                                    ----------
                                                           -------------                                    ----------
 Net interest margin                                                         5.02%                                            5.25%




                                                                       YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------------------------------------
                                                        1997                                              1996
                                         -------------------------------------------------------------------------------------------
                                                                        ANNUALIZED                                    ANNUALIZED
                                           AVERAGE       INT EARNED/      YIELD/        AVERAGE       INT EARNED/       YIELD/
                                           BALANCE         EXPENSE         RATE         BALANCE         EXPENSE          RATE
                                         -------------------------------------------------------------------------------------------
                                                                            (IN THOUSANDS)
 Assets
 Interest earning assets:
                   Loans                   $ 39,964(1)    $ 4,074(2)     10.19%        $ 34,102(1)     $ 3,462(2)       10.15%
 Investments                                 18,951         1,243         6.56%          10,893            661           6.07%
 Federal funds sold                           2,544           147         5.78%           2,211            123           5.56%
                                         ---------------------------                   -----------------------------
      Total interest earning assets          61,459         5,464         8.89%          47,206          4,246           8.99%
                                                         -----------                                   -------------
 Non-interest earning assets:
 Cash and due from banks                      2,897                                       2,947
 Premises and equipment                       2,195                                       2,288
 Other assets                                   880                                         426
 Allowance for possible credit losses          (466)                                       (354)
                                         -------------                                 ----------
      Total assets                         $ 66,965                                    $ 52,513
                                         -------------                                 ----------
                                         -------------                                 ----------
 Liabilities and shareholders' equity
 Interest bearing liabilities:
 Interest bearing demand deposits          $  7,291           141         1.93%           5,594            122           2.18%
 Savings                                     23,092           829         3.59%          16,889            589           3.49%
 Certificates of deposit                     15,379           836         5.44%          12,603            693           5.50%
 Certificates of deposit over $100,000        6,581           375         5.70%           5,819            321           5.52%
                                         ---------------------------                   -----------------------------
      Total interest bearing deposits        52,343         2,181         4.17%          40,905          1,725           4.22%
                                         -------------                                 ----------
 Federal funds purchased                         24             1         4.17%              14              1           7.14%
 Other borrowings                                45             4         8.89%              47              4           8.51%
                                         ---------------------------                   -----------------------------
      Total interest bearing liabilities     52,412         2,186         4.17%          40,966          1,730           4.22%
                                                         -----------                                   -------------
 Non-interest bearing liabilities:
 Demand deposits                              8,356                                       6,141
 Other liabilities                              701                                         328
 Shareholders' equity                         5,496                                       5,078
                                         -------------                                 ----------
                                           $ 66,965                                    $ 52,513
                                         -------------                                 ----------
                                         -------------                                 ----------
 Net Interest income                                      $ 3,278                                      $ 2,516
                                                         -----------                                   -------------
                                                         -----------                                   -------------
 Net interest margin                                                      5.33%                                          5.33%




_________________

(1) For purposes of these schedules, non-accruing loans are included in the average balances.

(2) Loan fees of $162 and $136 for the six months ended June 30, 1998 and 1997, respectively, and $254 and $209 for the years ended December 31, 1997 and 1996, have been included in interest income.

Changes in interest income and expense and volume and rate variances for the six months ended June 30, 1998, and for the years ended December 31, 1997, and December 31, 1996, are shown below:

                               ----------------------------------------------------------------------------------------------------
                                         Net Change                           Volume                           Yield
                               ----------------------------------------------------------------------------------------------------
                                6/30/98    12/31/97    12/31/96   6/30/98     12/31/97   12/31/96   6/30/98     12/31/97   12/31/96
                               ---------  ---------   ----------  --------   ---------  --------   --------    ---------   ---------
 Interest earning assets
 Loans                          $   220    $    612    $   545    $   224     $    598   $   671     $   (4)      $   14     $(102)
 Investments                    $   144    $    582    $   306    $   164     $    525   $   235     $  (20)      $   57     $  43
 Federal Funds Sold             $    47    $     24    $     7    $    50     $     19   $    22     $   (3)      $    5     $ (12)
                               ----------------------------------------------------------------------------------------------------
    Interest Income             $   411    $  1,218    $   858    $   438     $  1,142   $   928     $  (27)      $   76     $ (71)
                               ----------------------------------------------------------------------------------------------------

 Interest bearing
 liabilities
 Interest Bearing Demand        $    (9)   $     19    $    19    $    11     $     34   $    29     $  (20)      $  (15)    $  (8)
 Savings                        $    38    $    240    $   136    $    32     $    223   $   169     $    6       $   17     $ (24)
 Certificates of Deposit        $   104    $    143    $   134    $    94     $    151   $   154     $   10       $   (8)    $ (16)
 Certificates of deposit
   over $100,000                $    61    $     54    $    43    $    64     $     43   $    90     $   (3)      $   11     $ (35)
                               ----------------------------------------------------------------------------------------------------
    Total Interest Bearing
    Deposits                    $   194    $    456    $   332    $   201     $    451   $   442     $   (7)      $    5     $ (83)
                               ----------------------------------------------------------------------------------------------------

 Federal Funds Purchased        $    (2)   $     --    $   (27)   $    (2)    $     --   $   (27)    $   --       $   --     $ (10)
 Other Borrowings               $    --    $     --    $    --    $    --     $     --   $    --     $   --       $   --     $  --
                               ----------------------------------------------------------------------------------------------------
 Total Interest Expense         $   192    $    456    $   305    $   199     $    451   $   415     $   (7)      $    5     $ (93)
                               ----------------------------------------------------------------------------------------------------
 Net Interest Income            $   219    $    762    $   553    $   239     $    691   $   513     $  (20)      $   71     $  22
                               ----------------------------------------------------------------------------------------------------


_________________

(1) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volumes. The Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

ASSET AND LIABILITY MANAGEMENT

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

     The asset/liability committee, which consists of the Chief Executive Officer, the Senior Vice President/Cashier, the Credit Administrator and other officers, is charged with monitoring the liquidity and funds position of the Company. The Committee regularly reviews (a) information on current economic conditions and the outlook for interest rates; (b) the asset/liability position of the Bank; (c) the Bank's current and projected liquidity position; (d) maturity/average life of the portfolio as a whole; (e) composition of the portfolio; and (f) tax position of the institution.

     The Company utilizes the "ALIX" asset liability management model, a proprietary system. At June 30, 1998, the Company had a negative cumulative repricing gap within one year of approximately $36 million, or approximately 49.5% of total earning assets. This negative repricing gap indicates that the Company's future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

     The following table represents interest sensitivity profiles for the Company as of June 30, 1998. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

                                     GAP ANALYSIS
                                    JUNE 30, 1998


                                  -----------------------------------------------
                                    Total Within     One Year to          Over
                                      One Year        Five Years       Five Years
                                  -----------------------------------------------
Rate Sensitive Assets:
Loans                                  $16,410          $24,754          $2,623
Investments                            $ 2,272          $17,212          $4,712
Federal Funds Sold                     $ 3,925
                                  -----------------------------------------------
     TOTAL                             $22,607          $41,966          $7,335

Rate Sensitive Liabilities:
Savings, Now and Interest Checking     $35,179
Time Deposits                          $23,392           $2,319
                                  -----------------------------------------------
     TOTAL                             $58,571           $2,319              $0

Interest Sensitive Gap                ($35,964)         $39,647          $7,335
                                  -----------------------------------------------
                                  -----------------------------------------------




DEPOSIT LIABILITY COMPOSITION

     The Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the Bank's deposit structure at June 30, 1998, and at December 31, 1997 and 1996.




                                                   JUNE 30, 1998               DECEMBER 31, 1997           DECEMBER 31, 1996
                                             ------------------------------------------------------------------------------------
                                                             PERCENT                       PERCENT                       PERCENT
                                                             OF TOTAL                      OF TOTAL                     OF TOTAL
                                               AMOUNTS       DEPOSITS       AMOUNTS        DEPOSITS      AMOUNTS        DEPOSITS
                                             ------------------------------------------------------------------------------------
                                                                            (DOLLARS IN THOUSANDS)
 Non-interest bearing demand                 $  9,632         13.84%       $  8,991         13.62%      $  8,565          14.57%
 Interest-bearing demand                       26,116         36.96%         24,026         36.39%        21,892          27.23%
 Savings                                        9,063         12.82%          7,617         11.54%         7,730          13.15%
 Certificates of deposit                       17,675         25.08%         17,134         25.95%        13,820          23.50%
 Certificates of deposit over $100,000          8,036         11.31%          8,253         12.50%         6,797          11.56%
                                             ------------------------------------------------------------------------------------
      Total                                   $70,522        100.00%        $66,021        100.00%       $58,804         100.00%
                                             ------------------------------------------------------------------------------------
                                             ------------------------------------------------------------------------------------



     The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

                                         SIX MONTHS ENDED JUNE 30, 1998
                                         ------------------------------
                                                   INTEREST  ANNUALIZED
                                         AVERAGE    EARNED/  YIELD/RATE
                                         BALANCE    EXPENSE      (1)
                                         ------------------------------
                                                (IN THOUSANDS)
Interest bearing demand deposits          $  8,226   $    68     1.65%
Savings                                     25,106       451     3.59%
Certificates of deposit                     17,583       480     5.46%
Certificates of deposit over $100,000        8,191       237     5.79%
                                         ------------------------------
     Total                                 $59,106    $1,236     4.18%
                                         ------------------------------
                                         ------------------------------



                                                            YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------
                                                     1997                           1996
                                        -----------------------------  ------------------------------
                                                 INTEREST                        INTEREST
                                        AVERAGE   EARNED/  ANNUALIZED   AVERAGE   EARNED/  ANNUALIZED
                                        BALANCE   EXPENSE  YIELD/RATE   BALANCE   EXPENSE  YIELD/RATE
                                        -------------------------------------------------------------
                                                                (IN THOUSANDS)
 Interest bearing demand deposits        $ 7,291  $   141       1.93%   $ 5,594   $   122      2.18%
 Savings                                  23,092      829       3.59%    16,889       589      3.49%
 Certificates of deposit                  15,379      836       5.44%    12,603       693      5.50%
 Certificates of deposit over $100,000     6,581      375       5.70%     5,819       321      5.52%
                                        -------------------------------------------------------------
      Total                              $52,343  $ 2,181       4.17%   $40,905   $ 1,725      4.22%
                                        -------------------------------------------------------------
                                        -------------------------------------------------------------

     At June 30, 1998, December 31, 1997 and 1996, time deposits greater than $100,000 aggregated approximately $8.0 million, $8.3 million and $6.8 million, respectively. The following table indicates, as of June 30, 1998, December 31, 1997 and 1996 the dollar amount of $100,000 or more deposits by the time remaining until maturity:


                                                 6/30/98   12/31/97   12/31/96
                                                 -----------------------------
                                                       (IN THOUSANDS)
 Maturity in:

      Three months or less:                       $2,385     $1,846     $3,366

      Over three months through twelve months     $5,197     $5,347     $2,648

      Over one year through five years              $454     $1,060       $783

      Over five years                                 $0         $0         $0
                                                 -----------------------------
                TOTAL                             $8,036     $8,253     $6,797
                                                 -----------------------------
                                                 -----------------------------




ASSETS

     Management of the Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Bank's interest earning assets by category at June 30, 1998 and at December 31, 1997 and 1996.

                                   EARNING ASSETS


                                    JUNE 30, 1998                 DECEMBER 31, 1997                DECEMBER 31, 1996
                               --------------------------------------------------------------------------------------------
                                             PERCENT OF                       PERCENT OF                      PERCENT OF
                               AMOUNTS     EARNING ASSETS      AMOUNTS      EARNING ASSETS      AMOUNTS     EARNING ASSETS
                               --------------------------------------------------------------------------------------------
                                                                    (IN THOUSANDS)
 Loan Portfolio                $43,324          59.75%         $42,577           62.32%        $ 37,543          64.12%
 Investment Portfolio           24,620          33.95%          22,962           33.61%          13,455          22.98%
 Federal Funds Sold and
   Interest Bearing Deposits     4,105           5.66%           2,448            3.58%           7,550          12.90%
 Loans Held for Sale               463           0.64%             332            0.49%              --           0.00%
                               --------------------------------------------------------------------------------------------
     Total Earning Assets      $72,512         100.00%         $68,319          100.00%        $ 58,548         100.00%
                               --------------------------------------------------------------------------------------------
                               --------------------------------------------------------------------------------------------


     At June 30, 1998 and year end 1997 and 1996, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 77%, 85% and 78% of the investment portfolio, respectively. The following table presents the composition of the carrying value of the Bank's investment portfolio at June 30, 1998, December 31, 1997 and 1996.

                          INVESTMENT SECURITIES PORTFOLIO



                                       JUNE 30, 1998  DECEMBER 31, 1997  DECEMBER 31, 1996
                                       ----------------------------------------------------
 US Treasury securities                $  5,976           $  4,972            $  3,146
 US Government and agency securities     13,077             14,320               7,055
 Mortgage Backed Securities               4,799              2,963               1,748
 Corporate bonds                            ---                ---                 799
 Municipal bonds                            344                309                 329
 Federal Reserve and FHLB Stock             424                398                 378
                                       ----------------------------------------------------
      Total                             $24,620            $22,962             $13,455
                                       ----------------------------------------------------
                                       ----------------------------------------------------


     The following tables present the maturity distribution of the amortized cost and estimated market value of the Bank's debt securities at June 30, 1998, December 31, 1997 and 1996. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully-taxable equivalent basis.


                                                              JUNE 30, 1998
                                         --------------------------------------------------------
                                                                 Over One          Over Five
                                         One Year or Less   Through Five Years  Through Ten Years
                                         --------------------------------------------------------
                                                           (in thousands)
                                         Amount     Yield    Amount    Yield    Amount     Yield
 US Treasury securities                  $1,253     5.93%    $4,723    6.43%
 US Government and agency securities     $  998     4.88%    $9,263    6.16%    $2,816     6.74%
 Mortgage Backed Securities                                  $3,147    6.91%    $1,652     7.00%
 Municipal bonds (1)                        $20     3.75%       $79    4.70%    $  245     4.89%
                                         --------------------------------------------------------
 Total                                   $2,271             $17,212             $4,713

 Weighted Average Yield                             5.45%              6.36%               6.73%

                                                                DECEMBER 31, 1997
                                        -------------------------------------------------------------
                                                                  Over One             Over Five
                                        One Year or Less     Through Five Years    Through Ten Years
                                        -------------------------------------------------------------
                                                                 (in thousands)
                                        Amount    Yield      Amount     Yield      Amount    Yield
 US Treasury securities                  $504     5.75%      $4,468      6.52%
 US Government and agency securities                        $10,010      6.34%     $4,310     6.69%
 Mortgage Backed Securities                                  $1,728      7.08%     $1,235     7.16%
 Municipal bonds (1)                                            $64      5.50%       $245     4.89%

                                        -----------------------------------------------------------
 Total                                   $504               $16,270                $5,790

 Weighted Average Yield                           5.75%                  6.45%                6.71%

                                                              DECEMBER 31, 1996
                                        ---------------------------------------------------------------
                                                                  Over One              Over Five
                                        One Year or Less     Through Five Years     Through Ten Years
                                        ---------------------------------------------------------------
                                                                (in thousands)
                                         Amount    Yield      Amount     Yield       Amount     Yield
 US Treasury securities                 $2,501     6.30%       $644      5.13%          $0
 US Government and agency securities                         $6,561      6.12%        $494      6.75%
 Mortgage Backed Securities                                    $965      6.75%        $783      7.31%
 Corporate bonds                          $252     5.35%       $547      5.84%          $0
 Municipal bonds (1)                      $130     4.25%         $0                   $199      5.50%

                                        ---------------------------------------------------------------
 Total                                  $2,883               $8,717                 $1,476

 Weighted Average Yield                            6.12%                 6.10%                  6.88%

(1)  Yields do not reflect tax-exempt status.


INVESTMENT POLICY

     The objective of the Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. In doing so, the Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of the Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Senior Vice President/Cashier are authorized to execute security transactions for the investment portfolio based on the decisions of the funds management committee. The funds management committee, which consists of the President/Chief Executive Officer, Chairman of the Board, Senior Vice President/Cashier and other directors, has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its next monthly meeting, and the entire portfolio is reviewed on a quarterly basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide the Bank's needed liquidity and longer term securities purchased to generate level income for the Bank over periods of interest rate fluctuations.

     The Bank's investment securities portfolio of $24.620 million at June 30, 1998, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $113,000 and unrealized losses were $20,715. The Bank's investment securities portfolio of $22.962 million at December 31, 1997, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $118,000 and unrealized losses were $21,000. The Bank's investment securities portfolio of $13.500 million at December 31, 1996, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $10,000 and unrealized losses were $47,000.

     At June 30, 1998, the Bank had approximately $4.8 million of mortgage-backed securities in the available for sale category, which constitutes approximately 19% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest rate movements and expose the Company to greater market risk than traditional medium-term notes. All of the Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

LOAN PORTFOLIO

     Total loans of $43.324 million at June 30, 1998, reflected an increase of $747,000 or 1.8%, compared to total loans for the year ended December 31, 1997. Residential real estate loans, which historically have had low loss experience, decreased $344,000 or 2.7%. Construction and land development loans, loans secured by farmland, and commercial real estate loans increased by $126,000, or 1%. Commercial and industrial loans and agricultural loans increased by $1.001 million, or 8.2%. These types of loans carry a higher level of risk in that the borrowers' ability to repay may be affected by local economic trends. Installment and other consumer loans increased by $67,000, or 1.3%. These loans, generally secured by automobiles and other consumer goods, contain an historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Enumclaw and surrounding counties, there is a risk that the borrowers' ability to repay the loans could be affected by changes in local economic conditions.

     The following table sets forth the composition of the Company's loan portfolio at June 30, 1998, and December 31, 1997 and 1996.

                                   JUNE 30, 1998       DECEMBER 31, 1997       DECEMBER 31, 1996
                                  ---------------------------------------------------------------
                                           PERCENT                PERCENT                PERCENT
                                           OF TOTAL               OF TOTAL               OF TOTAL
                                  AMOUNTS   LOANS      AMOUNTS     LOANS       AMOUNTS    LOANS
                                  ---------------------------------------------------------------
                                                         (DOLLARS IN THOUSANDS)
 Commercial and agricultural      $14,347    33.12%    $12,004      28.19%     $11,685     31.12%
 Real Estate:
     Construction                   3,877     8.95%      4,453      10.46%       3,537      9.42%
     Mortgage                      20,058    46.30%     21,145      49.66%      17,198     45.81%
 Consumer                           5,042    11.64%      4,975      11.68%       5,123     13.65%
                                  ---------------------------------------------------------------
      Total loans                 $43,324   100.00%    $42,577     100.00%     $37,543    100.00%
                                  ---------------------------------------------------------------
                                  ---------------------------------------------------------------

     The following table sets forth the maturities and interest sensitivities of the Company's loan portfolio at June 30, 1998.

                                             Over One
                              One Year     Through Five         Maturing
                               or Less         Years         After Five Years    Total
                              ----------------------------------------------------------

                               Amount    Fixed   Variable   Fixed   Variable
 Commercial and Agriculture     $7,694    $5,581    $0          $0     $0        $13,275
 Real Estate                    $7,498   $15,547    $0      $2,004     $0        $25,049
 Consumer                       $1,208    $3,635    $0        $157     $0         $5,000
                              ----------------------------------------------------------
                       Total   $16,400   $24,763    $0      $2,161     $0        $43,324
                              ----------------------------------------------------------
                              ----------------------------------------------------------

LOAN POLICY

     The two main areas in which the Bank has directed its lendable funds are commercial and real estate loans. At June 30, 1998, these categories accounted for approximately 33% and 46%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

     Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the
process of collection.   When a loan is placed on nonaccrual status, all
interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

     In general, the Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of the Bank's unimpaired capital and unimpaired surplus. The Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the Bank's exposure. The Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At June 30, 1998, no such concentration exceeded 10% of the Bank's loan portfolio, although approximately 2.65% of the Bank's loan portfolio consists of dairy/agricultural loans and approximately 8.95% of interim real estate construction loans. The Bank has no loans to foreign countries and its policy is to lend within Washington State; however, the Bank does have some loans to out-of-state borrowers.

     In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

     Lending activities are conducted pursuant to a written Loan Policy which has been adopted by the Board of Directors of the bank. Each loan officer has a defined lending authority. Regardless of lending authority, individual loans over $150,000 are approved by the Bank's Loan Committee.

     The Bank has entered into agreements with other banks to participate in certain of the Bank's commitments to extend credit to customers.

CREDIT RISK MANAGEMENT AND ALLOWANCE FOR CREDIT LOSSES

     Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of the Company. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

     Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the Company has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

     The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

     The allowance for credit losses is increased by charging operating expense. The allowance is reduced by charging off loans at the time they are deemed by management to be uncollectable, and the allowance is increased when loans previously charged off are recovered. The resulting allowance for credit losses is viewed by management as a single, unallocated allowance available for all loans and, in management's opinion, is adequate to provide for reasonably foreseeable potential credit losses. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for credit losses at June 30, 1998, was $628,000, or 1.45% of loans outstanding. The allowance for credit losses at year end 1997 was $555,000, or 1.31% of loans outstanding, net of unearned income, compared to $391,000, or 1.04% at year end 1996. The following table presents data related to the Company's allowance for credit losses for the six months ended June 30, 1998, and for the years ended December 31, 1997 and 1996.

             SUMMARY OF CREDIT LOSS EXPERIENCE AND RELATED INFORMATION


                                                     SIX MONTHS      YEAR ENDED    YEAR ENDED
                                                   ENDED JUNE 30,   DECEMBER 31,  DECEMBER 31,
                                                        1998           1997           1996
                                                   -------------------------------------------
                                                                  (IN THOUSANDS)
 Allowance for credit losses
   (beginning of period)                             $    555         $    391      $     334
 Loans charged off:
   Commercial and agricultural                                              (9)
   Real estate construction
   Real estate mortgage
   Consumer                                                (5)              (6)           (10)
                                                   -------------------------------------------
     Total                                                 (5)             (15)           (10)
                                                   -------------------------------------------
 Recoveries of loans previously charged off:
   Commercial and agricultural
   Real estate construction
   Real estate mortgage
   Consumer
                                                   -------------------------------------------
     Total
                                                   -------------------------------------------
 Net loans charged off                                     (5)             (15)           (10)

 Provision for possible loan losses                        78              179             67
                                                   -------------------------------------------
 Allowance for possible credit losses
   (end of period)                                   $    628         $    555      $     391
                                                   -------------------------------------------
                                                   -------------------------------------------


                                        22

 Loans outstanding:
   Average                                           $ 43,324         $ 39,964      $  34,102
   End of period                                       43,787           42,577         37,543
 Ratio of allowance for credit losses to total
    loans outstanding
   Average                                              1.45%            1.39%          1.15%
   End of period                                        1.43%            1.30%          1.04%
 Ratio of net charge-offs to average loans              0.03%            0.04%          0.03%
    outstanding



                   ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES
                                   (IN THOUSANDS)

                                             Percent of Loans
                                             in each category
 Balance at June 30, 1998:       Amount       to total loans
------------------------------  -----------------------------
 Commercial and Agriculture        $208            33.12%
 Real Estate Construction            56             8.91%
 Real Estate Mortgage               291            46.30%
 Consumer                            73            11.64%
                                 -----------------------
        Total loans                $628           100.00%
                                 -----------------------
                                 -----------------------

     The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

     The following table sets forth information with respect to nonperforming loans of the Company on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

            RISK ELEMENTS - NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS
                                   (IN THOUSANDS)

                                  AT JUNE 30, 1998


                               90 Days or More     Nonaccrual    Restructured   Lost Interest
                                   Past Due
                                   6/30/98          6/30/98        6/30/98         6/30/98
                               --------------------------------------------------------------
 Commercial and Agriculture           $0              $499           $0              $0
 Real Estate                          $0              $  0           $0              $0
 Consumer                             $0              $  0           $0              $0
                               --------------------------------------------------------------
                                      $0              $499           $0              $0

                          AT DECEMBER 31, 1997 AND 1996

                                    90 Days or More       Nonaccrual         Restructured        Lost Interest
                                       Past Due
                                  12/31/97  12/31/96  12/31/97  12/31/96  12/31/97  12/31/96  12/31/97  12/31/96
                                  -------------------------------------------------------------------------------
Commercial and Agriculture              $0        $0       $59      $121        $0        $0        $0        $4
Real Estate                             $0        $0        $0        $0        $0        $0        $0        $0
Consumer                                $0        $0        $0       $16        $0        $0        $0        $1
                                  -------------------------------------------------------------------------------
                                        $0        $0        $0      $137        $0        $0        $0        $5


CAPITAL RESOURCES/LIQUIDITY

     LIQUIDITY. Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. The Company's liquidity, represented by cash and cash due from banks, federal funds sold and interest-bearing deposits in other banks, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, the Company devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

     Although the Company has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither the Company nor the Bank is subject to any specific liquidity requirements imposed by regulatory orders. The Bank is subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

CAPITAL ADEQUACY

     Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. The objective of the Company's management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

     The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

     The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

     On June 30, 1998, the Company exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

     The Federal Deposit Insurance Corporation Improvement Act of 1992 ("FDICIA") established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. See Note 17 to the Consolidated Financial Statements for Bank-only capital ratios.

                            RETURN ON ASSETS AND EQUITY

     Following are performance ratios of the Company for the six months ended June 30, 1998, and for the years ended December 31, 1997 and 1996:


                             JUNE 30, 1998  DECEMBER 31, 1997  DECEMBER 31, 1996
 Return on average assets        0.78%             0.89%            0.56%
 Return on average equity        9.00%             10.86%           5.75%
 Dividend payout ratio            N/A               N/A              N/A
 Equity to assets ratio          8.67%             8.12%            9.67%


EMPLOYEES

     The Company has no paid employees. The Bank had a total of 37 full-time equivalent employees at June 30, 1998.

PROPERTY

     The Bank's Main Office is located in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by the Bank. The facility has 10,275 square feet with two drive-up windows, an automatic teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, lock boxes with keys, signs and alarm equipment.

     On February 6, 1995, the Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility, which is leased, has 3,100 square feet, a two-lane drive-up, an ATM and a night depository.

     The Bank has also leased space for an ATM located at 31605 Third Avenue, Black Diamond, Washington. That ATM was placed in service on March 7, 1995. Customers of the Bank are charged no fee for utilization of the ATM.

     On January 26, 1998, the Bank opened its Black Diamond Branch at 31329
Third Avenue, Black Diamond, Washington.   The facility, which is leased, has
3,100 square feet, a two-lane drive up and a night depository.

     The Company has received approval from the OCC to open an additional branch facility for the Bank. MREH has purchased real estate at 1436 Auburn Way South, Auburn, Washington. The existing building has approximately 2,624 square feet and a two-lane drive up and is being remodeled to include an ATM and a night depository. It is estimated that the branch will open in the fourth quarter of 1998.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company or the Bank is a party or of which any of their properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of any of the foregoing, is a party or has an interest adverse to the Company or the Bank.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     MARKET INFORMATION. No broker makes a market in the Company's common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the Company's shares. The following data includes trades between individual investors and new issues of stock. It does not include the exercise of stock options or shares issued under the Employee Stock Purchase Plan.

     PERIOD                   # OF SHARES TRADED              PRICE RANGE
     1996                          12,210                   $10.00 to 11.50
     1997                          21,116                   $12.00 to 12.50
     1998 to July 31                8,007                   $12.50 to 13.00


     To the best knowledge of the Company, the most recent transaction in the Company's Shares was July 8, 1998, at a price of $13.00 per share.

     On March 31, 1995, the Company distributed an offering circular for 100,000 shares of common stock at $10.00 per share. The offering was amended on May 2, 1995, to increase the number of shares offered to 140,000 shares. All 140,000 shares were sold for a total offering of $1.4 million. In October and November 1997, pursuant to a prospectus dated October 17, 1997, the Company offered and sold 100,000 shares of common stock at $12.50 per share, in an offering to existing shareholders and certain new shareholders, raising $1.2 million net of offering expenses.

     At August 15, 1998, stock options for 105,332 shares of Company common stock were outstanding. See Note 13 of the financial statements for additional information.

NUMBER OF EQUITY HOLDERS

     As of August 31, 1998, there were 751 holders of record of the Company's Common Stock.

CASH DIVIDENDS

     The Company has never paid a cash dividend, and does not anticipate paying a cash dividend in the foreseeable future. The Company expects to retain all earnings to provide capital for operation and expansion of its subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of the Bank and the Company, results of operations, tax considerations, industry standards, economic conditions and other factors. The ability of the Company to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company. The ability of the Bank to pay dividends to the Company is governed by various statutes. See "SUPERVISION AND REGULATION -- Restrictions on Capital Distributions."

     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for the Company and the Bank for the six months ended June 30, 1998 and 1997, and the years ended December 31, 1997 and 1996. ALL NUMBERS PRESENTED IN THIS SECTION BELOW ARE IN THOUSANDS.

     This discussion and analysis is intended to complement the audited financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction therewith. This discussion and analysis will focus on the following major areas: Results of Operations, Capital Requirements, Liquidity Resources, Asset Liability Management, Asset Quality, and Year 2000 issues.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 1998 AND 1997

     NET INCOME. The Company had net income of $297 or $0.37 per common share for the first 6 months of 1998 compared to net income for the first six months of 1997 of $205 or $0.29 per common share. The Company's annualized returns on average assets and average common equity for the first half of 1998 were .78% and 9.00%, compared to .64% and 7.89%, respectively, for the first half of 1997.

     NET INTEREST INCOME. Net interest income for the first half of 1998 increased $219 to $1,759 versus the first half of 1997 of $1,540. The increase is attributable to loan growth and a slightly higher investment portfolio yield. Loans grew 11.54% from the June 30, 1997, total of $38,841 to a total of $43,324 as of June 30, 1998. Total Company assets were $79,060 at June 30, 1998, compared to $67,374 as of June 30,1997, which represents a growth of 17.34%.

     NET INTEREST MARGIN. The net interest margin was 5.02% for the first half of 1998 compared to 5.25% for the first half of 1997. Yields on the investment portfolio and overnight investments declined by 23 and 18 basis points, respectively. Also, the percentage of average earning assets in loans, the highest yielding asset, declined from 1997. These factors, combined with a 6 basis point increase in average cost of funds, resulted in the lower net interest margin.

     NON-INTEREST INCOME. Non-interest income for the first half of 1998 increased $109 over the first half of 1997 to $437 from $328. Non-interest expenses for the first six months of 1998 increased $219 to $1,650 compared to the first six months of 1997 of $1,431. The increase in operation expenses is due to an increase in personnel expense of $94 and other expense of $113. Other expense increased to 1.61% in 1998 from 1.57% in 1997. Total non-interest expenses as a percent of average assets has decreased from 4.47% as of June 30, 1997, to 4.33% as of June 30, 1998.

     YEARS ENDED DECEMBER 31, 1997 AND 1996

     NET INCOME. Net income for 1997 was $597, which represents an increase of $305 from 1996. The Company's return on average assets was .89% for 1997 and 0.56% for 1996. Its return on average equity was 10.86% for 1997 and 5.75% for 1996.

     The Company's increased earnings for 1997 were impacted by the following significant items:

     Average earning assets for 1997 were $61,459 representing an increase of $14,253 over 1996's average earning assets of $47,206. The yield on earning assets was 8.89% in 1997, compared to 8.99% in 1996.

     Average interest-bearing liabilities increased from $40,966 in 1996 to $52,412 for 1997 representing an increase of $11,446. The cost of average interest-bearing liabilities decreased from 4.22% for 1996 to 4.17% for 1997.

     Average earning assets to average total assets increased to 91.78% for 1997 from 89.90% for 1996.

     Average interest-bearing liabilities to average assets increased to 78.26% in 1997 from 78.01% in 1996. Net average earning assets (average earning assets minus average interest bearing liabilities) to average total assets increased from 11.89% for 1996 to 13.52% for 1997.

     As a result of the foregoing, net interest income increased $762 to $3,278 for 1997 from $2,516 for 1996.

     Non-interest expense increased by $138 to $2,849 for 1997 compared to $2,711 for 1996. Non-interest expense was 5.16% of average assets in 1996 compared to 4.25% of average assets in 1997.

     PROVISION FOR CREDIT LOSSES. The provision for credit losses in 1997 was $179 compared to $67 for 1996. The provision for credit losses is the amount management considers necessary to maintain an allowance for credit losses at a level sufficient to meet risks inherent in the Bank's loan portfolio. The level of the allowance is determined by management after conducting ongoing reviews of the loan portfolio as well as considering the level and magnitude of non-performing assets and loan delinquencies, general economic conditions in the areas served by the Company, historic credit-loss experience, loan mix and the level of loans relative to reserves.

     NON-INTEREST INCOME. Non-interest income increased by $5 to $697 in 1997 as compared to $692 in 1996.

     ASSETS. Company total assets grew 14.41% or $9,304 during 1997 to an end of year total of $73,865. The growth in assets during 1997 is primarily attributable to deposit growth of $7,217 from current and new banking customers.

     The investment securities portfolio grew by $9,507 during 1997 to $22,962 at year end 1997 from $13,455 at year end 1996.

     Loans grew during 1997 by $5,034 or 13.41% from $37,543 at year end 1996 to $42,577 at year end 1997. The majority of this growth was in real estate loans which grew by 22.95% or $3,947 to $21,145 at December 31, 1997, and construction loans which grew $916 or 25.89% to $4,453 at December 31, 1997.

     Deposits grew during 1997 by $7,217 or 12.27% to $66,021 at year end 1997.

CAPITAL REQUIREMENTS

     The Company's equity capital was $7,151 at December 31, 1997, compared to $5,279 at December 31, 1996. This increase of $1,872 consists of a $88 increase in unrealized gains on available for sale securities, the Company's income of $597 for 1997 and the proceeds of $1,187 from sale of common stock in 1997. No dividends were paid by the Company during 1997 and the Company does not expect to pay dividends any time in the foreseeable future.

     At December 31, 1997, the Company's Tier 1 Capital to Average Assets was 10.24%, Tier 1 Capital to Risk Weighted Assets was 15.51% and Tier 2 Capital was 16.73%. The Company is considered "well capitalized" within applicable Federal banking regulatory guidelines at December 31, 1997.

LIQUIDITY RESOURCES

     Management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. The Bank also has borrowing lines at three correspondent banks in the aggregate amount of $3,000 and a borrowing line at Federal Home Loan Bank in the approximate amount of $9,000 for a total available of $12,000 for short-term funding.

ASSET LIABILITY MANAGEMENT

     The long-term profitability of the Company depends on properly priced products and services, asset quality and asset-liability management.

     A traditional measure of interest rate sensitivity and its impact upon the next year's earnings is the Company's one-year gap position (total assets subject to repricing less total liabilities subject to repricing). At June 30, 1998, the Company had a cumulative one year negative gap of $35.964 million in liabilities repricing faster than assets.

     While the one-year-gap measure helps provide some information about a financial institution's interest sensitivity, it does not predict the trends of future earnings.

ASSET QUALITY

     Asset quality is good. Non-performing assets at June 30, 1998, were $499 or 1.15% of loans. The provision for losses on loans was $78 for the first half of 1998 which is a decrease of $22 over the provision of $100 for the first half of 1997. At June 30, 1998, the allowance for losses on loans was 1.45% of loans and approximately 126% of non-performing loans.

     Non-performing and other loans past due 90 days or more were $59 at year end 1997 compared to $137 at year end 1996 representing a decrease of $78. Non-performing loans as a percentage of net loans before the allowance for loan losses was 0.14% at year end 1997 and 0.36% at year end 1996. The allowance for loan losses to non-performing loans, which is a measure of the Bank's ability to cover problem assets with existing reserves, was 285.4% at year end 1996 and 940.6% at year end 1997. The Company had no material restructured loans in 1997 or 1996. The asset quality of the Company continues to be good which is a result of good underwriting standards coupled with aggressive collection efforts and a good local economy.

YEAR 2000

     The century date change for the year 2000 is a serious issue that may impact virtually every organization, including the Company. Many software programs are not able to recognize the year 2000, since most programs and systems were designed to store calendar years in the 1900s by assuming the "19" and storing only the last two digits of the year. The problem is especially important to financial institutions since many transactions, such as interest accruals and payments, are date sensitive, and because the Bank interacts with numerous customers, vendors and third party service providers who must also address the year 2000 issue. The problem is not limited to computer systems. Year 2000 issues will potentially affect every system that has an embedded microchip, such as automated teller machines, elevators and vaults.

     THE COMPANY'S STATE OF READINESS

     The Company and the Bank are committed to addressing these Year 2000 issues in a prompt and responsible manner, and they have dedicated the resources to do so. Management has completed an assessment of its automated systems and has implemented a program consistent with applicable regulatory guidelines, to complete all steps necessary to resolve identified issues. The Company's compliance program has several phases, including (1) project management; (2) assessment; (3) testing; and (4) remediation and implementation.

     PROJECT MANAGEMENT. The Company has formed a Year 2000 compliance committee consisting of senior management and departmental representatives. The committee has met regularly since September 1997. A Year 2000 compliance plan was developed and regular meetings have been held to discuss the process, assign tasks, determine priorities and monitor progress. The committee regularly reports to the Company's Board.

     ASSESSMENT. All of the Bank's computer equipment and mission-critical software programs have been identified. This phase is essentially complete. The Bank's primary software vendors were also assessed during this phase, and vendors who provide mission-critical software have been contacted. The Company will continue to monitor and work with these vendors. The Company has also identified, and began working with, the Bank's significant borrowers to assess the extent to which they may be affected by year 2000 issues.

     TESTING. Updating and testing of the Company's and the Bank's automated systems is currently underway and the Company anticipates that all testing will be complete by June 30, 1999. Upon completion, the Company will be able to identify any internal computer systems that remain non-compliant.

     REMEDIATION AND IMPLEMENTATION. This phase involves obtaining and implementing renovated software applications provided by the Company's vendors. As these applications are received and implemented, the Company will test them for year 2000 compliance. This phase also involves upgrading and replacing automated systems where appropriate, and will continue throughout 1998 and 1999.

     ESTIMATED COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

     The total financial effect that year 2000 issues will have on the Company and the Bank cannot be predicted with any certainty at this time. In fact, in spite of all efforts being made to rectify these problems, the success of the Company's efforts will not be known until the year 2000 actually arrives. However, based on its assessment to date, the Company does not believe that expenses related to meeting Year 2000 challenges will have a material effect on the operations or financial condition of the Company or the Bank. Year 2000 challenges facing vendors of mission-critical software and systems, and facing Bank customers, could have a material effect on the operations or financial condition of the Company and the Bank, to the extent such parties are materially affected by such challenges.

     RISKS RELATED TO YEAR 2000 ISSUES

     The year 2000 poses certain risks to the Company and the Bank and their operations. Some of these risks are present because the Company purchases technology and information systems applications from other parties who face Year 2000 challenges. Other risks are inherent in the business of banking or are risks faced by many companies. Although it is impossible to identify all possible risks that the Company may face moving into the millennium, management has identified the following significant potential risks:

     Commercial banks may experience a contraction in their deposit base, if a significant amount of deposited funds are withdrawn by customers prior to the year 2000, and interest rates may increase as the millennium approaches.
 This potential deposit contraction could make it necessary for the Bank to change its sources of funding and could impact future earnings. The Company established a contingency plan for addressing this situation, should it arise, into its asset and liability management policies. The plan includes maintaining the ability to borrow funds from correspondent banks and the Federal Home Loan Bank of Seattle. Significant demand for funds from other banks could reduce the amount of funds available for the Bank to borrow. If insufficient funds are available from these sources, the Bank may also sell investment securities or other liquid assets to meet liquidity needs.

     The Bank lends significant amounts to businesses in its marketing area. If these businesses are adversely affected by year 2000 problems, their ability to repay loans could be impaired. This increased credit risk could adversely affect the Bank's financial performance. During the assessment phase of the Company's Year 2000 program, each of the Bank's substantial borrowers were identified, and the Bank is working with such borrowers to ascertain their levels of exposure to year 2000 problems. To the extent that the Bank is unable to assure itself of the year 2000 readiness of such borrowers, it intends to apply additional risk assessment criteria to the indebtedness of such borrowers and make any necessary related adjustments to the Bank's provision for loan losses.

     The Company's and the Bank's operations, like those of many other companies, can be adversely affected by the year 2000 triggered failures of other companies upon whom the Company and the Bank depend for the functioning of their automated systems. Accordingly, the Company's and the Bank's operations could be materially affected, if the operations of mission-critical third party service providers are adversely affected. As described above, the Company has identified its mission-critical vendors and is monitoring their year 2000 compliance programs.

     THE COMPANY'S CONTINGENCY PLANS

     The Company has not yet developed any specific contingency plans related to year 2000 issues, other than those described above. As the Company and the Bank continue the testing phase, and based on future ongoing assessment of the readiness of vendors, service providers and substantial borrowers, the Company will develop appropriate contingency plans. Certain circumstances, as described above in "Risks", may occur for which there are no completely satisfactory contingency plans.

                             FORWARD LOOKING STATEMENTS

     The discussion above regarding the Company's Year 2000 issues includes certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PLSRA"). The Company desires to take advantage of the "safe harbor" provisions of the PLSRA as they apply to forward looking statements. The Company's ability to predict the results of future plans is inherently uncertain, and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include the possibility that systems modifications will not operate as intended, unexpected costs associated with compliance programs, and the uncertainty associated with the impact of the century change on the Bank's customers, vendors, third party providers, and on the economy generally.

                                      MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

 NAME                               AGE                     POSITION(S) HELD
 ----                               ---                     ----------------
 Roy T. Brooks                      57                      Chairman and CEO

 Susan K. Bowen-Hahto               50                      Director

 Brian W. Gallagher                 49                      Director

 Terry L. Garrison                  54                      Director

 Michael K. Jones                   56                      Director

 Barry C. Kombol                    47                      Director

 John W. Raeder                     61                      Director

 Garrett S. Van Beek                63                      Director

 Hans Rudy Zurcher                  61                      Director

 Steve W. Moergeli                  44                      Director and
                                                            President/CEO of
                                                            the Bank

 Sheila M. Brumley                  43                      Secretary and CFO
                                                            of the Company and
                                                            Senior Vice
                                                            President and
                                                            Cashier of the
                                                            Bank


     All directors have served since the incorporation of the Company in 1993 and have also served as members of the Board of Directors of the Bank since the Bank commenced operations in 1990, with the exception of Mr. Moergeli who has served since March 1997. No director of the Company is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

     Pursuant to the Company's Articles of Incorporation, the board of directors is divided into three classes of directors, serving staggered terms. The terms of Messrs. Gallagher, Garrison and Jones expire in 1999; the terms of Messrs. Brooks and Moergeli and Ms. Bowen-Hahto expire in 2000; and the terms of Messrs. Kombol, Raeder, Van Beek and Zurcher expire at the date of the annual shareholder meeting in 2001.

     ROY T. BROOKS is Chairman and President of the Company and Chairman of the Bank. Mr. Brooks is also Chief Executive Officer of Westmark Electronics, a manufacturer's representative and consulting firm. Mr. Brooks has held progressively more responsible management positions in the electronics industry during his 32 years of experience in the industry.

     SUSAN K. BOWEN-HAHTO is a lifetime resident of the Buckley/Enumclaw area and has been active in the community. Ms. Bowen-Hahto is a member of the Enumclaw Chamber of Commerce. She is also active in the

White River Wrestling Club serving as Treasurer. Ms. Bowen-Hahto is a member of the Wabash Presbyterian Church.

     BRIAN W. GALLAGHER is President and owner of Northern Transport, Inc., a logging company as well as a transportation company for logs, pilings and poles. He has been in business in the Enumclaw area for over 20 years. Mr. Gallagher is also active in the PTA of the White River School District and is a board member of the Northwest Junior Livestock Show.

     TERRY L. GARRISON is owner of Garrison and Associates, a medical supply company, which distributes orthopedic devices to doctors and hospitals in Washington, Oregon, Idaho and Alaska.

     MICHAEL K. JONES, SR. is a licensed Certified Public Accountant and operates his business under the name of Jones & Associates, Certified Public Accountants. He has many clients on the Enumclaw Plateau. Mr. Jones is also owner of U7 Racing, Inc., a marine business. Mr. Jones has been active in three professional accounting associations and four boating associations where he has held numerous positions. Mr. Jones and his family live on the Plateau.

     BARRY C. KOMBOL is an attorney in private practice. Mr. Kombol has been a member of the Washington State Bar Association since 1978. He serves as general counsel for Palmer Coking Coal Co. and Pacific Coal Company in Black Diamond.
He is secretary/treasurer of Pacific Coast Coal Company, a company he helped found in 1982. Mr. Kombol also has served as Judge Pro-Tem/Magistrate at Enumclaw Municipal and Aukeen District Courts in King County. He is past president and a current member of the Enumclaw Lions Club; founder of the Black Diamond Community Center; a coach in the Cascade Foothills Soccer League (1992-1998); a member of King County's "Enumclaw Community Planning Committee" (1987-88); was a member of the Sacred Heart Parish in Enumclaw from 1978-1997 and has been a member of St. Barbara's Parish since 1998.

     JOHN W. RAEDER has been Chairman of the Board of Universal Refrigeration, Inc., a heating, ventilating, refrigeration and air conditioning business, since March, 1987. Prior to that time, he had been with Jack Frost Company, a similar business, for 16 years. Mr. Raeder is the Board Chairman and CEO of the Auburn Chamber of Commerce. Active in youth activities while his children were young, he was baseball coach and basketball coach for Little League, and Committee Chairman and Cub Scout Pack Leader with the Boy Scouts of America. Mr. Raeder is also a member of Air Conditioning Contractors of America. Mr. Raeder is an active member of Calvary Presbyterian Church, serving as Elder, and chaired the Economic Development Advisory Panel for the City of Enumclaw in 1997.

     GARRETT S. VAN BEEK is a dairyman, operating a 120 acre farm. He and his wife moved to the Enumclaw area and began farming over 35 years ago. Mr. Van Beek has been a director of the King County Farm Bureau, director of the Pierce County Farm Bureau and director of the Farm Bureau of Washington State. He also served as a director for the Federal Land Bank of Puyallup from 1977 until 1985. He served on the Loan Committee and the Building Committee. Over the years, he has been involved in youth activities such as Future Farmers of America. Active in Calvary Presbyterian Church, Garrett has served as Sunday school teacher, youth leader and Elder. In addition, he has participated on the Stewardship Committee and Outreach Committee. Mr. Van Beek is a past member of the Governor's counsel for agriculture and environment.

     HANS RUDOLF ZURCHER, a dairy farmer since 1957, presently operates (in partnership with his son) a 208 acre dairy farm in Eastern Washington.
Mr. Zurcher served as President and Board member for the King County Dairy Herd Improvement Association (D.H.I.A.). He was on the Board of the King-Pierce County Dairy Federation, a political action group, from 1983 to 1989 and served as President from 1986 to 1989. In addition, Mr. Zurcher has served on the Advisory Committee for the Washington State University Dairy Short Course. He is an alumni member of the Enumclaw Future Farmers of America Club, and he and his wife have been active in

4-H along with their children. From 1992 to 1997 he has served on various committees at the Washington State Dairy Products Commission.

     STEVE W. MOERGELI is the President and Chief Executive Officer of the Bank. Mr. Moergeli began his banking career in Enumclaw in 1978 with Cascade Security Bank and served as Vice President and manager of Key Bank before joining the Bank in May 1991 as its Senior Loan Officer. Mr. Moergeli is past President of the Enumclaw Area Chamber of Commerce, past President of the Enumclaw Lions Club and today, serves as Chairman of the Enumclaw City Board of Adjustments.

     SHEILA M. BRUMLEY is the Senior Vice President and Cashier of the Bank and the Secretary and Chief Financial Officer of the Company. She also holds the position of Corporate Secretary of both entities. Ms. Brumley started her banking career with Security Pacific National Bank in 1973. She served as Vice President and Cashier with Puyallup Valley Bank prior to joining the Bank in September of 1990.

REMUNERATION OF OFFICERS AND DIRECTORS

     The Company has no paid employees. The following table sets forth compensation paid by the Bank to its top three executive officers during the fiscal year 1997. Directors of the Company do not receive retainers, fees for meetings attended, or other cash compensation. Non-Employee Directors of the Bank (other than the Chairman) receive annual compensation of $7,200 and $75 for each committee meeting attended.

 NAME OF INDIVIDUAL           CAPACITIES IN WHICH
 OR IDENTITY OF GROUP      REMUNERATION WAS RECEIVED    AGGREGATE REMUNERATION
 --------------------      -------------------------    ----------------------

 Roy T. Brooks             Chairman and CEO of the         $46,700
                           Company; Chairman of the
                           Bank

 Steve W. Moergeli         President and CEO of the
                           Bank                            $72,925

 Sheila M. Brumley         Chief Financial Officer
                           of the Company; Senior          $70,633
                           Vice President and
                           Cashier of the Bank

 All Executive Officers
 as a group (3 persons)                                    $190,258


STOCK OPTION PLANS

     DIRECTOR STOCK OPTION PLAN. At the first Annual Meeting of Shareholders of the Bank, the shareholders approved the 1990 Director Stock Option Plan (the "Director Plan"). The Director Plan has been assumed and adopted by the Company. Under the terms of the Director Plan, an outside director is granted an option to purchase 6,000 Shares upon his or her initial election to the Board of Directors at an exercise price equal to the fair market value of such Shares on the date of the grant. The options are exercisable on a cumulative basis in annual installments of 33% each on the third, fourth and fifth anniversary of the date of grant. The service as a director must be continuous for such vesting to occur.

     A total of 60,000 Shares may be issued under the Director Plan. Options to purchase 54,000 Shares at $5.00 per Share were issued on June 13, 1990, and expire on June 13, 2005. All such options are presently exercised or exercisable. No option can be exercised after the expiration of fifteen (15) years from the date of grant. Shares subject to stock options held by the directors of the Company are described in "Security Ownership of Management and Certain Shareholders."

     EMPLOYEE STOCK OPTION PLAN. At the first Annual Meeting of the Shareholders of the Bank, the shareholders approved the 1990 Employee Stock Option Plan (the "Employee Plan"). The Employee Plan has been assumed and adopted by the Company. Under the terms of the Employee Plan, both incentive and non-qualified options may be granted to key employees of the Bank. The exercise price of the options may not be less than 100% of the fair market value of the Shares on the date in which the option is granted. In general, an incentive stock option may be exercised during a period of not more than 10 years from the date of the grant, although a shorter period may be specified, and in such amounts as the Board may determine. A non-qualified stock option may be exercised during the period specified by the Board. The Board has the authority to thereafter accelerate the period within which any option may be exercised.

     A total of 60,000 Shares may be issued under the Employee Plan. At June 30, 1998, there were outstanding options to purchase 53,332 Shares and 6,668 Shares remain available under the Employee Plan for future growth.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

     The following table sets forth certain information including the beneficial ownership of Shares as of August 31, 1998, with respect to (i) each of the three highest paid persons who are officers or directors of the Company or the Bank;
(ii) the directors of the Company; and (iii) all officers and directors as a group. The Company is not aware of any person who at August 31, 1998, beneficially owned more than 5% of its outstanding Shares.

                                           AMOUNT AND NATURE         PERCENT
 NAME AND ADDRESS                           OF OWNERSHIP(1)         OWNERSHIP
 Roy T. Brooks, Chairman and CEO               27,892 (2)             3.44%
 38908 254th SE, Enumclaw, WA  98022

 Michael K. Jones, Director                    26,020 (3)             3.20%
 325 N. Central, Kent, WA  98032

 Brian W. Gallagher, Director                  24,973 (4)             3.07%
 15727 Tubbs Road, Buckley, WA  98321

 Terry L. Garrison, Director                   13,345 (5)             1.64%
 40421 268th SE, Enumclaw, WA  98022

 Barry C. Kombol, Director                     13,300 (6)             1.64%
 30411 234th SE, Maple Valley, WA 98038


 Garrett S. Van Beek, Director                 21,086 (7)             2.59%
 23423 SE 464th, Enumclaw, WA  98022

 John W. Raeder, Director                      18,928 (8)             2.33%
 14142 SE 238th Lane, Kent, WA  98042

 Susan K. Bowen-Hahto, Director                15,000 (9)             1.84%
 22728 Entwhistle Road, Buckley, WA 98321


                                          35

                                           AMOUNT AND NATURE         PERCENT
 NAME AND ADDRESS                           OF OWNERSHIP(1)         OWNERSHIP
 Hans Rudy Zurcher, Director                  22,914 (10)             2.82%
 39102 236th SE, Enumclaw, WA  98022

 Steve W. Moergeli, Bank President            11,782 (11)             1.45%
 and CEO, & Director 39703 - 253rd
 SE, Enumclaw, WA  98022

 Sheila M. Brumley, Bank SVP &                 8,484 (12)             1.04%
 Company CFO
 5706 - 114th Avenue Ct E, Puyallup,
 WA  98372

 All officers and directors as a             203,724 (14)            23.32%
 group (11 persons) (13)


(1)  Shares held directly with sole voting power unless otherwise indicated.

(2) Includes 3,300 Shares held jointly with Mr. Brooks' spouse and 4,000 Shares subject to stock options exercisable within 60 days.

(3) Includes 4,400 Shares held by Mr. Jones' spouse, 2,260 Shares held in trusts for the benefit of Mr. Jones' children, 160 Shares held by Mr. Jones' minor child, and 6,000 Shares subject to stock options exercisable within 60 days.

(4) Includes 1,000 Shares held jointly with Mr. Gallagher's spouse, 3,630 Shares held for the benefit of Mr. Gallagher's children, 2,492 held by Mr. Gallagher's minor children, and 6,000 Shares subject to stock options exercisable within 60 days.

(5) Includes 345 Shares held in a trust for the benefit of Mr. Garrison's children and 6,000 Shares subject to stock options exercisable within 60 days.

(6)  Includes 6,000 Shares subject to stock options exercisable within 60 days.

(7) Includes 2,743 Shares held by Mr. Van Beek's spouse, 4,343 Shares held jointly with his spouse, and 6,000 Shares subject to stock options exercisable within 60 days.

(8)  Includes 6,000 Shares subject to stock options exercisable within 60 days.

(9) Includes 1,000 Shares held jointly with Ms. Bowen-Hahto's spouse, 1,200 held in trusts for the benefit of her children, and 6,000 Shares subject to stock options exercisable within 60 days.

(10) Includes 6,000 Shares subject to stock options exercisable within 60 days.

(11) Includes 7,000 Shares subject to stock options exercisable within 60 days.

(12) Includes 920 Shares held in trust for the benefit of Ms. Brumley's children or jointly with her children and 7,000 Shares subject to stock options exercisable within 60 days.

(13) As noted in "Terms of the Offering -- Purchase Intentions of Directors and Executive Officers," the directors and executive officers have indicated they intend to acquire in the aggregate approximately 7,793 Allocated Shares in the offering, and may also purchase Additional Shares.

(14) Includes 66,000 Shares subject to stock options exercisable within 60 days.

OPTIONS, WARRANTS AND RIGHTS

     The Shares included in the table above as "exercisable within 60 days" are all exercisable at $5.00 per Share, except (i) 1,000 Shares under options held by Mr. Moergeli that are exercisable at $6.25 per share, and (ii) 1,000 Shares under options held by Ms. Brumley that are exercisable at $6.25 per share.

     In addition to the Shares subject to options included in the table above, Mr. Moergeli and Mr. Brooks have been granted options to purchase 7,500 Shares and 5,000 Shares, respectively, at $12.50 per Share. All such options vest as to one-third of the total amount granted on August 1, 2000, August 1, 2001, and August 1, 2002. Ms. Brumley has been granted options to purchase 1,500 shares at $13.00 per share. Such options vest as to one-third of the total amount granted on June 3, 2001; June 3, 2002; and June 3, 2003.

                        CERTAIN TRANSACTIONS AND RELATIONSHIPS

     The Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of the directors and officers of the Company and the Bank, and members of their immediate families and firms and corporations with which they are associated including borrowing and investing in certificates of deposit. All such loans and investments have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the same time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

     At December 31, 1997 and December 31, 1996, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of approximately $2.18 million and $1.55 million, respectively. During 1997, $1.65 million of new loans and advances were made and repayments totaled $1.03 million. At June 30, 1998, loans to directors and officers totaled approximately $2.3 million. All such loans are currently in good standing and are being paid in accordance with their terms, except as discussed below.

     In February 1997 two loans to businesses affiliated with director Terry L. Garrison were identified by the Bank as having potential weaknesses, because one of Mr. Garrison's businesses has ceased operations and the Bank lacks current financial information regarding Mr. Garrison's businesses. The two loans consist of a $100,000 line of credit with an outstanding balance of approximately $70,700, and a term loan with an outstanding balance of $132,500. Both loans are being paid in accordance with their terms, and the Bank believes are adequately secured by pledged real estate. The line of credit has recently matured and the Bank and Mr. Garrison are exploring alternatives, including the possible renewal of the line of credit. The Bank is continuing to monitor the status of the term loan closely.

     As a result of several overdrafts to directors and/or their related interests during 1996 and 1997, the Bank has completely rewritten its insider overdraft policy and instituted new procedures as of April 1997 to ensure that all insider accounts are properly handled. The Bank has suffered no losses in connection with such overdrafts.

                              SUPERVISION AND REGULATION

     The following generally refers to certain significant statutes and regulations affecting the banking industry. These references are only intended to provide brief summaries and, therefore, are not complete and are qualified by the statutes and regulations referenced. Changes in applicable laws or regulations may have a material effect on the business and prospects of the Company. The operations of the Company may also be affected by changes in the policies of banking and other government regulators. The Company cannot accurately predict the nature or extent of the effects on its business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

                                     THE COMPANY

GENERAL

     As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places the Company under the supervision of the Board of Governors of the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. The Company must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines the Company and its subsidiary Bank.

FEDERAL BANK HOLDING COMPANY REGULATION

     HOLDING COMPANY BANK OWNERSHIP. The Company must obtain the approval of the Federal Reserve before it: (1) acquires direct or indirect ownership or control of any voting shares of a bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the bank's voting shares;
(2) merges or consolidates with another bank holding company; and (3) acquires substantially all of the assets of any additional banks.

     HOLDING COMPANY CONTROL OF NONBANKS. With certain exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company other than a bank or a bank holding company unless the Federal Reserve finds the company's business activities to be incidental to the business of banking or managing or controlling banks. When making this determination, the Federal Reserve in part considers whether allowing a bank holding company to engage in those activities would offer advantages to the public that would outweigh possible adverse effects.

     The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("Economic Growth Act") amended the BHCA to eliminate the requirement that a bank holding company seek Federal Reserve approval before engaging de novo in permissible nonbanking activities, if the holding company is well capitalized and meets certain other criteria specified in the statute. A bank holding company meeting the specifications is now required only to notify the Federal Reserve within 10 business days after the activity has begun. In addition, Federal Reserve regulations provide that a well-run bank holding company, without any prior notice or Federal Reserve approval, may commence immediately any activity that is currently or at the time of commencement included in the Federal Reserve's list of acceptable nonbanking activities.

     TRANSACTIONS WITH AFFILIATES. The Company and the Bank are considered affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Section 23A of the Federal Reserve Act limits certain covered transactions. These covered transactions include, subject to specific exceptions, loans by bank subsidiaries to affiliates, investments by bank subsidiaries in securities issued by an affiliate or acceptance of such securities as collateral, and the purchase by a bank subsidiary of an affiliate's assets. Section 23B of the Federal Reserve Act, among other things, restricts an institution from engaging in specified transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable, to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.



     TIE-IN ARRANGEMENTS. The Company and the Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor. The Federal Reserve has recently adopted significant amendments to its anti-tying rules that: (1) remove Federal Reserve-imposed anti-tying restrictions on bank holding companies and their non-bank subsidiaries; (2) create exemptions from the statutory restriction on bank tying arrangements to allow banks greater flexibility to package products with their affiliates; and (3) establish a safe harbor from the tying restrictions for certain foreign transactions. These amendments are designed to enhance competition in banking and nonbanking products and allow banks and their affiliates to provide more efficient and lower-cost service to customers.

CONTROL OF FINANCIAL INSTITUTIONS

     The Change in Bank Control Act of 1978, as amended, requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company or a bank to provide the Federal Reserve with at least 60 days' advance written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve has 60 days to issue a notice disapproving the proposed acquisition, but the Federal Reserve may extend this time period for up to an additional 30 days. An acquisition may be completed before the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the transaction.

     In addition, any "company" must obtain the Federal Reserve's approval under the BHCA before acquiring 25% (5% if the company is a bank holding company) or more of the outstanding shares of the Company, or otherwise obtaining control over the Company.

                                       THE BANK

REGULATION OF NATIONAL BANKS

     The Bank, as a national banking association, is subject to primary regulation and examination by the OCC. It is also subject to regulation by the Federal Reserve and, to a more limited extent, by the Federal Deposit Insurance Corporation ("FDIC"). Federal statutes and regulations which govern the Bank's operations relate to required reserves against deposits, investments, loans, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches, and other aspects of its operations. The National Bank Act restricts the Bank to performing commercial banking business and engaging in activities incidental to the business of banking and prohibits the Bank from investing in equity securities, except in its fiduciary capacity. The OCC also may prohibit a national bank from engaging in activities it considers unsafe and unsound business practices.

REGULATION OF MANAGEMENT

     Federal law: (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests, and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

FDIC INSURANCE

          The deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. The Bank is required to pay semiannual deposit insurance premium assessments to the FDIC.

     The FDICIA included provisions to reform the Federal deposit insurance system, including the implementation of risk-based deposit insurance premiums. The FDICIA also permits the FDIC to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. The FDIC has implemented a risk-based insurance premium system under which banks are assessed insurance premiums based on much risk they present to BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

INTERSTATE BANK AND BRANCHING

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") generally permits nationwide interstate banking and branching. This legislation authorizes interstate branching and relaxes federal law restrictions on interstate banking. Subject to certain state laws, such as age and contingency laws, the Interstate Act allows adequately capitalized and adequately managed bank holding companies to purchase the assets of out-of-state banks. Additionally, the Interstate Act permits interstate bank mergers, subject to these state aging laws, unless the home state of either merging bank has "opted-out" of these provisions by enacting "opt-out" legislation. Under the Interstate Act, states may also "opt-in" to de novo branching, allowing out-of-state banks to establish de novo branches within the state.

     In 1996, Washington enacted "opting in" legislation authorizing interstate mergers pursuant to the Interstate Act. In general, an out-of-state bank holding company may acquire more than 5% of the voting shares of a Washington-based bank, regardless of reciprocity, provided such bank or its predecessor has been doing business for at least five years prior to the acquisition.

FDICIA

     Under the Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management believes that the Bank meets all such standards, and therefore does not believe that these regulatory standards materially affect the Company's business operations.

RESTRICTIONS ON CAPITAL DISTRIBUTIONS

     Dividends paid by the Bank to the Company are a material source of the Company's cash flow. Various federal statutory provisions limit the amount of dividends the Bank is permitted to pay to the Company without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset qualify, and overall financial condition.

     If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), the agency may require, after notice and hearing, that the institution cease and desist from that practice. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

     Under the National Bank Act, national banks may only pay dividends without advance approval of the OCC, if the total of all dividends declared by the national bank in any calendar year will exceed the sum of its net profits (as defined) for that year plus its retained profits for the preceding two calendar years, less any required transfers to surplus. The National Bank Act also prohibits national banks from paying dividends that would be in an amount greater than net profits then on hand (as defined) after deducting losses and bad debts (as defined).

CAPITAL REQUIREMENTS

     CAPITAL ADEQUACY REQUIREMENTS. The Federal Reserve, the FDIC, and the OCC (collectively, the "Agencies") have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Failure to achieve and maintain adequate capital levels may give rise to supervisory action through the issuance of a capital directive to ensure the maintenance of required capital levels.

     The current guidelines require all federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets. The Bank has not received any notice indicating that it will be subject to higher capital requirements.

     Under these guidelines, banks' assets are given risk-weights of 0%, 20%, 50% or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans (both carry a 50% rating). Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds (which have a 50% rating) and direct obligations of or obligations guaranteed by the United States Treasury or United States Government Agencies (which have a 0% rating).

     The Agencies have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points. Any institution operating at or near the 3% level is expected to have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings, and in general, to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institutions experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     Regulations adopted by the Agencies as required by FDICIA impose even more stringent capital requirements. The regulators require the OCC and other Federal Banking Agencies to take certain "prompt corrective action" when a bank fails to meet certain capital requirements. The regulations establish and define five capital levels: (1) "well-capitalized," (2) "adequately capitalized," (3) "undercapitalized," (4) "significantly undercapitalized" and (5) "critically undercapitalized." To qualify as "well-capitalized," an institution must maintain at least 10% total risk-based capital, 6% Tier 1 risk-based capital, and a leverage ratio of no less than 5%. Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of being "adequately capitalized" (which requires at least 8% total risk-based capital, 4% Tier 1 risk-based capital, and a leverage ratio of at least 4%). Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of June 30, 1998, neither the Company nor the Bank were subject to any regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.

EFFECTS OF GOVERNMENT MONETARY POLICY

     The earnings and growth of the Company are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company cannot be predicted with certainty.

CHANGES IN BANKING LAWS AND REGULATIONS

     The laws and regulations that affect banks and bank holding companies are currently undergoing significant changes. Bills are now pending or expected to be introduced in the United States Congress that contain proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Some of these bills would reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, alter the extent to which banks could engage in securities activities, and change the structure and jurisdiction of various financial institution regulatory agencies. Whether or in what form such legislation may be adopted, or the extent to which the business of the Company or the Bank might be affected thereby, cannot be predicted with certainty.

                           DESCRIPTION OF COMMON STOCK

GENERAL

     The Company's Articles of Incorporation authorize the Company to issue up to 5,000,000 Shares of common stock, at a par value of $1.00 per Share, of which 807,482 Shares are outstanding at June 30, 1998. Assuming the sale of 100,000 Shares in the Offering, the Company will have 907,482 Shares outstanding. All outstanding Shares are fully paid and nonassessable. The Shares do not represent or constitute deposit accounts and are not insured by the FDIC.

     All Shares will be entitled to share equally in dividends from funds legally available therefor, when, as, and if declared by the board of directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in all assets of the Company available for distribution to the common stock shareholders. It is not anticipated that the Company will pay any dividends on the Shares in the foreseeable future. See "DIVIDEND POLICY." Each holder of Shares is entitled to one vote for each Share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Shares.

     Shareholders' rights and related matters are governed by the Washington Business Corporation Act (the "WBCA"), the Company's Articles of Incorporation and its Bylaws. The Company's Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Shares entitled to vote generally in the election of directors, voting as a single group, as provided by the WBCA. Article X of the Company's Articles of Incorporation, which deals with the number of directors, the staggering of the terms of office of the directors, the filling of vacancies on the board of directors, and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of the Company's outstanding common stock. The Company's Bylaws may be amended by either the board of directors or by the affirmative vote of a majority of the Company's outstanding Shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding Shares, at the next meeting of shareholders following the board's amendment.

STAGGERED BOARD OF DIRECTORS

     The Company's board of directors is divided into three classes of directors serving staggered terms. The Company's Articles of Incorporation, including the use of a staggered board, may render more difficult a change in control of the Company or removal of incumbent management.

STATE ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Washington Business Corporation Act ("WBCA"), summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.


     As a Washington corporation, the Company is subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a "significant business transaction" for a period of five years after the acquisition of ten percent or more of the corporation's outstanding stock by a third party (an "acquiring person"), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation. "Significant business transactions" are defined to include, among other things, (i) merger of the target corporation or any subsidiary thereof with the acquiring person or any affiliate; (ii) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation's assets; (iii) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington;
(iv) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (v) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

INDEMNIFICATION

     The Company's Bylaws contain provisions for the indemnification of officers and directors of the Company in connection with certain types of legal liability incurred by such individuals because of actions or omissions in their capacities as officers or directors. Such provisions do not allow indemnification, however, in connection with a proceeding by or in the right of the Company in which the officer or director is adjudged liable to the Company, or any other proceeding charging improper personal benefit to the individual, whether or not involving action in such person's official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received. The Company also maintains a Directors and Officers' Liability Insurance Policy.

                    INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                       EXPERTS

     The financial statements included in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Knight, Vale & Gregory, Inc., P.S. independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    LEGAL MATTERS

     The validity of the Shares offered by the Company will be passed upon for the Company by Graham & Dunn, PC, Seattle/Tacoma, Washington, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390.

                           INDEX TO FINANCIAL STATEMENTS


AS FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND FOR THE FISCAL YEARS
ENDED DECEMBER  31, 1997 AND DECEMBER 31, 1996
     Independent Auditor's Report. . . . . . . . . . . . . . . . . . .     F-1

     Consolidated Balance Sheets at June 30, 1998 (Unaudited),
      and at December 31, 1997 . . . . . . . . . . . . . . . . . . . .     F-2

     Consolidated Statements of Income for the six
      months ended June 30, 1998 and 1997
      (Unaudited), and for the years ended December 31, 1997
       and 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-3

     Consolidated Statements of Shareholders' Equity for
      the six months ended June 30, 1998
      (Unaudited), and  for the years ended
       December 31, 1997 and 1996. . . . . . . . . . . . . . . . . . .     F-4

     Consolidated Statements of Cash Flows for the
      six months ended June 30, 1998, and 1997
      (Unaudited), and for the years ended
       December 31, 1997 and 1996. . . . . . . . . . . . . . . . . . .     F-5

     Notes to Consolidated Financial Statements. . . . . . . . . . . .     F-7


                       INDEPENDENT AUDITORS' REPORT

Board of Directors
MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARIES
Enumclaw, Washington

We have audited the accompanying consolidated balance sheet of MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARIES as of December 31, 1997, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARIES as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.




/s/ Knight, Vale & Gregory, Inc., P.S.



KNIGHT, VALE & GREGORY, INC., P.S.



Tacoma, Washington
January 20, 1998

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

                                                                          JUNE 30,           DECEMBER 31,
                                                                          1998               1997
                                                                          (Unaudited)
ASSETS
     Cash and due from banks                                               $  3,579           $   2,827
     Federal funds sold and interest bearing deposits in banks                4,105               2,448
     Securities available for sale                                           24,620              22,962
     Loans held for sale                                                        463                 332

     Loans                                                                   43,324              42,577
     Allowance for credit losses                                                628                 555
     NET LOANS                                                               42,696              42,022

     Premises and equipment                                                   2,643               2,483
     Accrued interest receivable                                                556                 550
     Other assets                                                               398                 241

     TOTAL ASSETS                                                           $79,060             $73,865


LIABILITIES
     Deposits:
       Demand                                                              $  9,632            $  8,991
       Savings and interest-bearing demand                                   35,179              31,643
       Time                                                                  25,711              25,387
     TOTAL DEPOSITS                                                          70,522              66,021

     Accrued interest payable                                                   278                 240
     Note payable                                                                44                  45
     Other borrowed money                                                       400                 - -
     Other liabilities                                                          302                 408

     TOTAL LIABILITIES                                                       71,546              66,714


SHAREHOLDERS' EQUITY
     Common stock (par value $1); authorized 5,000,000 shares;
       issued and outstanding:  1998 - 807,482; 1997 - 803,374 shares           807                 803
     Paid-in capital                                                          5,105               5,058
     Retained earnings                                                        1,541               1,227
     Accumulated other comprehensive income                                      61                  63
     TOTAL SHAREHOLDERS' EQUITY                                               7,514               7,151

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $79,060             $73,865

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
-------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Amounts)

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1998 and 1997, and
Years Ended December 31, 1997 and 1996

                                                                    JUNE 30,                       DECEMBER 31,
                                                                    1998           1997            1997           1996
                                                                    (Unaudited)
INTEREST INCOME
     Loans                                                          $2,164         $1,944          $4,074         $3,462
     Federal funds sold and deposits in banks                          134             87             147            123
     Securities available for sale                                     699            555           1,243            661
     TOTAL INTEREST INCOME                                           2,997          2,586           5,464          4,246

INTEREST EXPENSE
     Deposits                                                        1,236          1,044           2,181          1,725
     Note payable and other borrowings                                   2              2               5              5
     TOTAL INTEREST EXPENSE                                          1,238          1,046           2,186          1,730

     NET INTEREST INCOME                                             1,759          1,540           3,278          2,516

PROVISION FOR CREDIT LOSSES                                             78            100             179             67

     NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES           1,681          1,440           3,099          2,449

NON-INTEREST INCOME
     Service charges on deposit accounts                               190            178             357            360
     Origination fees and gains on mortgage loans sold                 150             97             228            234
     Gain (loss) on sale of securities available for sale               13            (12)            (12)           (11)
     Other                                                              84             65             124            109
     TOTAL NON-INTEREST INCOME                                         437            328             697            692

NON-INTEREST EXPENSES
     Salaries and employee benefits                                    803            709           1,437          1,324
     Occupancy and equipment                                           233            221             431            438
     Other                                                             614            501             981            949
     TOTAL NON-INTEREST EXPENSES                                     1,650          1,431           2,849          2,711

     INCOME BEFORE INCOME TAXES                                        468            337             947            430

INCOME TAXES                                                           154            112             350            138

     NET INCOME                                                        314            225             597            292

OTHER COMPREHENSIVE INCOME, NET OF TAX
     Unrealized holding gains (losses) arising on
       securities available for sale during period                      (2)            (5)             88            (33)

     COMPREHENSIVE INCOME                                           $  312         $  220          $  685         $  259


EARNINGS PER SHARE DATA
     Basic earnings per share                                         $.39           $.32            $.84           $.43
     Diluted earnings per share                                        .37            .30             .79            .40

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1998 and
Years Ended December 31, 1997 and 1996

                                                                                         ACCUMULATED
                                                                                         OTHER
                                             COMMON         PAID-IN       RETAINED       COMPREHENSIVE
                                             STOCK          CAPITAL       EARNINGS       INCOME                  TOTAL
Balance at January 1, 1996                     $661          $3,576        $  321         $  8                    $4,566

Sale of common stock under employee
     stock purchase plan (730 shares)           - -               7           - -          - -                         7

Transfer of redeemable stock                     43             387            17          - -                       447

Net income                                      - -             - -           292          - -                       292

Valuation adjustments, net of tax               - -             - -           - -          (33)                      (33)

     BALANCE AT DECEMBER 31, 1996               704           3,970           630          (25)                    5,279

Sale of common stock under employee
     stock purchase plan (1,898 shares)           2              17           - -          - -                        19

Sale of common stock                             97           1,071           - -          - -                     1,168

Net income                                      - -             - -           597          - -                       597

Valuation adjustments, net of tax               - -             - -           - -           88                        88

     BALANCE AT DECEMBER 31, 1997               803           5,058         1,227           63                     7,151

Net income (unaudited)                          - -             - -           314          - -                       314

Sale of common stock under employee
     stock purchase plan (1,186 shares)
     (unaudited)                                  1              13           - -          - -                        14

Sale of common stock (unaudited)                  3              34           - -          - -                        37

Valuation adjustments, net of tax
     (unaudited)                                - -             - -           - -           (2)                       (2)

     BALANCE AT JUNE 30, 1998
     (UNAUDITED)                               $807          $5,105        $1,541          $61                    $7,514

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1998 and 1997, and
Years Ended December 31, 1997 and 1996

                                                                   JUNE 30,                      DECEMBER 31,
                                                                   1998           1997           1997           1996
                                                                   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                     $  314       $    225        $    597      $     292
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Provision for credit losses                                   78            100             179             67
          Depreciation and amortization                                141            135             322            282
          Deferred Federal income taxes                                - -            - -             - -            (18)
          (Gain) loss on sales of securities available for sale        (13)            12              12             11
          Gain on loans sold                                          (150)           (97)            (82)           (86)
          Originations of loans held for sale                       (6,916)        (3,974)         (9,848)       (10,796)
          Proceeds from sales of loans                               6,935          3,919           9,598         11,212
          Increase in accrued interest receivable                       (6)          (116)           (177)           (86)
          Increase (decrease) in accrued interest payable               38            (15)             14             81
          Other - net                                                 (246)          (134)              2             60
     NET CASH PROVIDED BY OPERATING ACTIVITIES                         175             55             617          1,019

CASH FLOWS FROM INVESTING ACTIVITIES
     Net (increase) decrease in Federal funds sold and
       interest bearing deposits in banks                           (1,657)         4,000           5,102         (4,725)
     Purchase of securities available for sale                      (8,161)       (11,475)        (19,436)       (11,894)
     Proceeds from sales of securities available for sale            6,497          5,502           9,651          6,449
     Proceeds from maturities of securities available for sale         - -            - -             436             72
     Increase in loans made to customers,
       net of principal collections                                   (752)        (1,313)         (5,049)        (6,635)
     Additions to premises and equipment                              (301)           (30)           (548)          (110)
     NET CASH USED IN INVESTING ACTIVITIES                          (4,374)        (3,316)         (9,844)       (16,843)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in demand, savings and
       interest-bearing demand deposits                              4,177            168           2,447         11,801
     Net increase in time deposits                                     324            645           4,770          3,322
     Net proceeds from issuance of stock                                51             19           1,187              7
     Increase in other borrowings                                      400          1,800             - -            - -
     Repayment of note payable                                          (1)           - -              (1)            (1)
     NET CASH PROVIDED BY FINANCING ACTIVITIES                       4,951          2,632           8,403         15,129

     NET CHANGE IN CASH AND DUE FROM BANKS                             752           (629)           (824)          (695)

CASH AND DUE FROM BANKS
     Beginning of period                                             2,827          3,651           3,651          4,346

     END OF PERIOD                                                  $3,579       $  3,022        $  2,827       $  3,651

(CONTINUED)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
(CONCLUDED) (Dollars in Thousands)

Mountain Bank Holding Company and Subsidiaries
Six Months Ended June 30, 1998 and 1997, and
Years Ended December 31, 1997 and 1996

                                                                   JUNE 30,                       DECEMBER 31,
                                                                   1998            1997           1997            1996
                                                                   (Unaudited)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Interest paid                                                  $1,200         $1,061          $2,172         $1,649
     Income taxes paid                                                 171            205             275             71

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND
   FINANCING ACTIVITIES
     Change in unrealized gain (loss) on securities
       available for sale, net of tax                                 ($ 2)          ($ 5)            $88         ($  33)
     Transfer of redeemable stock to common stock                      - -            - -             - -            447

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

ALL AMOUNTS SHOWN AS OF AND FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 ARE UNAUDITED.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND OPERATIONS

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiaries, Mt. Rainier National Bank (the Bank), and Mountain Real Estate Holdings, Inc. All significant intercompany transactions and balances have been eliminated. The Company is a holding company which operates primarily through its major subsidiary, the Bank.

The Bank operates three branches and has a customer base centered in and around Southeastern King County and Northeastern Pierce County, Washington. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and middle-income individuals.

CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

All dollar amounts, except per share information, are stated in thousands.

SECURITIES AVAILABLE FOR SALE

Securities available for sale consist of debt securities, which may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors, and certain restricted equity securities. Securities available for sale are reported at fair value. Unrealized gain and loss, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in writedowns of the individual securities to their fair value. Such writedowns are included in earnings as realized losses.

LOANS HELD FOR SALE

Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value. Net unrealized losses are recognized through a valuation allowance established by charges to income.

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS

Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal income.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. The allowance is based on management's periodic evaluation of potential losses in the loan portfolio after consideration of historical loss experience, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, economic conditions, the results of examination of individual loans, the evaluation of the overall portfolio by senior credit personnel and federal and state regulatory agencies, and other risks inherent in the portfolio. This evaluation requires the use of current estimates, which may vary from the ultimate collectibility experienced in the future. The estimates used are reviewed periodically and, as adjustments become necessary, they are charged to operations in the period in which they become known.

When management determines that it is possible that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. The amount of impairment and any subsequent charges are recorded through the provision for credit losses as an adjustment to the allowance for credit losses.

PREMISES AND EQUIPMENT

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank and Mountain Real Estate Holdings, Inc. provide for income taxes on a separate return basis and remit to the Company amounts currently payable.

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures have been provided in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION.

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE (SFAS No. 128), which the Company adopted in the fourth quarter of 1997. SFAS No. 128 requires a dual presentation of basic and diluted earnings per share. Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans. Earnings per share for 1996 have been restated to conform to the presentation required by SFAS No. 128.

ACCOUNTING CHANGE

In the quarter ended March 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME (SFAS No. 130), which was effective for years beginning after December 15, 1997. SFAS No. 130 requires that an entity report and display comprehensive income with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, currently the only items of comprehensive income are changes in the fair value of its available for sale securities portfolio. Accordingly, changes in the value of that portfolio during the period, net of tax, are reported as "Other Comprehensive Income" in the accompanying consolidated statement of income and comprehensive income. Changes in the fair value of the available for sale securities portfolio for the six months ended June 30, 1997, which were previously reported in the consolidated statement of shareholders' equity, have been reclassified and retroactively reported as other comprehensive income. The cumulative adjustment, net of taxes, to record the available for sale securities portfolio at fair value at period end was previously reported as "Net unrealized gain (loss) on securities available for sale, net of tax" in the Company's consolidated balance sheets. That cumulative adjustment is now termed "Accumulated other comprehensive income". There was no effect on previously reported net income as a result of this reporting change.

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which is effective for years beginning after December 31, 1997. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. It will not have any effect on financial position and results of operations. The Company is analyzing the pronouncement to determine what, if any, additional disclosures will be required in its December 31, 1998 consolidated financial statements.

NOTE 2 - RESTRICTED ASSETS

Federal Reserve Board regulations require maintenance of minimum reserve balances with the Federal Reserve Bank. The amount of such balances for the six months ended June 30, 1998 and for the year ended December 31, 1997 was $541.

NOTE 3 - DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified according to management's intent.

The carrying amounts of securities and their approximate fair values are as follows:

                                                                             GROSS               GROSS
                                                       AMORTIZED             UNREALIZED          UNREALIZED     FAIR
                                                       COST                  GAINS               LOSSES         VALUE
SECURITIES AVAILABLE FOR SALE

JUNE 30, 1998
     U.S. Treasury securities                          $  5,933              $  44              $  1            $  5,976
     U.S. Government and agency securities               17,831                 67                22              17,876
     Municipal bonds                                        341                  3               - -                 344
     Federal Home Loan Bank and
       Federal Reserve Bank stock                           424                - -               - -                 424

                                                        $24,529               $114               $23             $24,620

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 3 - DEBT AND EQUITY SECURITIES (CONTINUED)

                                                                             GROSS               GROSS
                                                       AMORTIZED             UNREALIZED          UNREALIZED     FAIR
                                                       COST                  GAINS               LOSSES         VALUE
SECURITIES AVAILABLE FOR SALE

DECEMBER 31, 1997
     U.S. Treasury securities                          $  4,925              $  48              $  1            $  4,972
     U.S. Government and agency securities               17,236                 67                20              17,283
     Municipal bonds                                        306                  3               - -                 309
     Federal Home Loan Bank and
       Federal Reserve Bank stock                           398                - -               - -                 398

                                                        $22,865               $118               $21             $22,962

Gross realized gains and losses on sales of securities available for sale for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 were:

                                                                      JUNE 30,                       DECEMBER 31,
                                                                      1998           1997            1997            1996
GROSS REALIZED GAINS
     U.S. Treasury securities                                         $- -           $- -              $1           $- -
     U.S. Government and agency securities                              13            - -               5              1

                                                                       $13           $- -              $6           $  1

GROSS REALIZED LOSSES
     U.S. Treasury securities                                         $- -           $  4            $  5           $  6
     U.S. Government and agency securities                             - -              8              11              4
     Corporate bonds                                                   - -            - -               2              2

                                                                      $- -            $12             $18            $12

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 3 - DEBT AND EQUITY SECURITIES (CONCLUDED)

The scheduled maturities of debt securities available for sale at June 30, 1998 and December 31, 1997 are as follows:

                               JUNE 30, 1998                            DECEMBER 31, 1997
                               AMORTIZED           FAIR                 AMORTIZED          FAIR
                               COST                VALUE                COST               VALUE
Due in one year or less        $  2,269            $  2,271            $    497            $    504
Due in one to five years         17,133              17,212              16,199              16,270
Due in five years or more         4,703               4,713               5,771               5,790

                                $24,105             $24,196             $22,467             $22,564

Securities with a carrying value of $1,025 and $1,013 at June 30, 1998 and December 31, 1997, respectively, were assigned or pledged to secure public deposits, certain short-term borrowings, and for other purposes as required by law.

NOTE 4 - LOANS

Loans at June 30, 1998 and December 31, 1997 consist of the following:

                                              JUNE 30,             DECEMBER 31,
                                              1998                 1997
Commercial and agricultural                    $14,347              $12,004
Real estate:
     Construction and land development           3,877                4,453
     Mortgage                                   20,058               21,145
Consumer                                         5,042                4,975

                                               $43,324              $42,577

Changes in the allowance for credit losses for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 are as follows:

                                      JUNE 30,                       DECEMBER 31,
                                      1998           1997            1997            1996
Balance at beginning of period         $555           $391            $391           $334
Provision for credit losses              78            100             179             67
Charge-offs                              (5)           (15)            (15)           (10)

     BALANCE AT END OF PERIOD          $628           $476            $555           $391

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 4 - LOANS (CONCLUDED)

The recorded investment in impaired loans, which were all on nonaccrual status, was $499 at June 30, 1998 and $59 at December 31, 1997. No allocation of the allowance for credit losses was considered necessary for these impaired loans. The average recorded investment in impaired loans during the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 was $252, $106, $98 and $45, respectively. Interest income recognized on impaired loans, which was collected in cash, totaled $11 in the six months ended June 30, 1998 and $15 in the year ended December 31, 1997. No interest income on impaired loans was collected in 1996.

At June 30, 1998 and December 31, 1997, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at June 30, 1998, December 31, 1997 or 1996.

NOTE 5 - PREMISES AND EQUIPMENT

The components of premises and equipment at June 30, 1998 and December 31, 1997 are as follows:

                                          JUNE 30,            DECEMBER 31,
                                          1998                1997
Land                                       $  615          $  615
Buildings                                   1,973           1,452
Equipment, furniture and fixtures           1,357           1,214
Construction in progress                      - -             362
     TOTAL COST                             3,945           3,643
Less accumulated depreciation               1,302           1,160

                                           $2,643          $2,483

Construction in progress at December 31, 1997 relates to construction of a new branch in Black Diamond, Washington. The branch opened in January 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 6 - DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of one hundred thousand dollars is approximately $7,989 at June 30, 1998 and $8,253 at December 31, 1997.

At June 30, 1998 and December 31, 1997, the scheduled maturities of certificates of deposit are as follows:

                            JUNE 30,          DECEMBER 31,
                            1998              1997
One year                     $23,392          $21,978
Two years                      1,931            2,322
Three years                      126              788
Four years                        35               71
Five years and over              227              228

                             $25,711          $25,387

NOTE 7 - NOTE PAYABLE

The note payable is secured by land, and is payable at $1 monthly, including interest of 8%. Future principal maturities are as follows: 1998 - $1; 1999 -$2; 2000 - $2; 2001 - $2; 2002 - $2 and thereafter - $35.

NOTE 8 - INCOME TAXES

The components of the provision for income taxes are as follows for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996:

                                      JUNE 30,                       DECEMBER 31,
                                      1998           1997            1997            1996
Current                                $154           $112            $350           $156
Deferred benefit                        - -            - -             - -            (18)

     INCOME TAXES                      $154           $112            $350           $138

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 8 - INCOME TAXES (CONTINUED)

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at June 30, 1998 and December 31, 1997 follows:

                                                         JUNE 30,             DECEMBER 31,
                                                         1998                 1997
DEFERRED TAX ASSETS
     Provision for credit losses                          $161                $161
     Deferred compensation                                   7                   7
     TOTAL DEFERRED TAX ASSETS                             168                 168

DEFERRED TAX LIABILITIES
     Depreciation                                           16                  16
     Cash basis tax accounting                              92                  92
     Deferred income                                        81                  81
     Unrealized gain on securities available for sale       30                  34
     TOTAL DEFERRED TAX LIABILITIES                        219                 223

     NET DEFERRED TAX LIABILITIES                        $  51               $  55

The following is a reconciliation between the statutory and effective federal income tax rates for the six months ended June 30, 1998 and 1997, and for years ended December 31, 1997 and 1996:

                                             JUNE 30,
                                              1998                          1997
                                                             PERCENT OF                        PERCENT OF
                                                             PRE-TAX                           PRE-TAX
                                              AMOUNT         INCOME         AMOUNT             INCOME
Income tax at statutory rate                 $ 159             34.0%         $ 115             34.0%
Increase (decrease) resulting from:
     Tax exempt income                          (5)            (1.1)            (1)             (.3)
     Other                                     - -            - -               (2)             (.5)

     TOTAL INCOME TAX EXPENSE                $ 154             32.9%         $ 112             33.2%

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 8 - INCOME TAXES (CONCLUDED)

                                           DECEMBER 31,
                                           1997                              1996
                                                              PERCENT OF                       PERCENT OF
                                                              PRE-TAX                          PRE-TAX
                                           AMOUNT             INCOME         AMOUNT            INCOME
Income tax at statutory rate                 $ 322             34.0%         $ 146             34.0%
Increase (decrease) resulting from:
     Tax exempt income                          (4)             (.4)            (7)            (1.7)
     Other                                      32              3.3             (1)             (.2)

     TOTAL INCOME TAX EXPENSE                $ 350             36.9%         $ 138             32.1%

NOTE 9 - RELATED PARTY TRANSACTIONS

At June 30, 1998, December 31, 1997 and 1996, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,300, $2,176 and $1,549, respectively. During 1998, $384 of advances were made and repayments totaled $260. During 1997, $1,652 of advances were made, and repayments totaled $1,025.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

                                       JUNE 30,            DECEMBER 31,
                                       1998                1997
Commercial and agriculture              $2,848              $4,194
Real estate                              1,199               1,993
Credit cards                             2,308               1,434

                                        $6,355              $7,621

Outstanding commitments under letters of credit totaled $48 and $105 at June 30, 1998 and December 31, 1997, respectively.

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONCLUDED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $3,700, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line.

On February 13, 1997, the Company entered into a settlement agreement with the Bank's former president whereby the Company agreed to pay $155 for a three-year noncompete agreement and other benefits. In addition, the executive agreed to forfeit stock options for 20,000 fully vested shares at an option price of $5 per share. Amortization of this non-compete agreement totaled $26 and $22 for the six months ended June 30, 1998 and 1997, respectively, and $47 for the year ended December 31, 1997.

NOTE 11 - CONCENTRATION OF CREDIT RISK

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 10. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75%.

Investments in state and municipal securities involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $500.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 12 - STOCK OPTION PLANS

DIRECTORS PLAN

The 1990 Director Stock Option Plan grants a director an option to purchase 6,000 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 60,000 shares of the Company's common stock were reserved for option under this plan, of which 54,000 options at $5 per share were granted on June 13, 1990, to expire on June 13, 2005. All options granted are fully vested at June 30, 1998 and December 31, 1997.

EMPLOYEE PLAN

In 1990, the Company adopted a plan providing for granting certain key employees options to purchase common stock. Under the terms of the plan, options are incentive stock options (as defined in the Internal Revenue
Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to this plan, 60,000 shares are reserved for option as of June 30, 1998 and December 31, 1997, of which 51,332 and 49,832 have been granted at June 30, 1998 and December 31, 1997, respectively.

The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies APB Opinion No. 25 in accounting for its plans. If the Company had elected to recognize compensation cost for the stock options based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996:

                                    JUNE 30,                       DECEMBER 31,
                                    1998           1997            1997            1996
Net income:
     As reported                     $314           $225            $597           $292
     Pro forma                        284            225             580            288

Basic earnings per share:
     As reported                     $.39           $.32            $.84           $.43
     Pro forma                        .37            .32             .81            .43

Diluted earnings per share:
     As reported                     $.37           $.30            $.79           $.40
     Pro forma                        .35            .30             .78            .40

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 12 - STOCK OPTION PLANS (CONTINUED)

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option-pricing model and using the following weighted-average assumptions: dividend yield of 0.0% for all years; risk-free interest rates of 6%; and expected holding periods ranging from 8 to 10 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted in the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996 was $5.41, $5.15 and $4.54, respectively. Management believes that the estimated fair values calculated using this pricing model are highly subjective. There is no active market for the options granted, and use of other models could result in different estimated fair values.

Presented below is a summary of the status of the stock options held by directors and employees, and the related transactions for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996:

                                                    JUNE 30,
                                                    1998                                   1997
                                                                    WEIGHTED                                 WEIGHTED
                                                                    AVERAGE                                  AVERAGE
                                                                    EXERCISE                                 EXERCISE
                                                    SHARES          PRICE                  SHARES            PRICE
Outstanding at beginning of period                   103,832        $  6.83                103,332            $5.36
Granted                                                1,500          13.80                    - -               - -
Forfeited                                                - -            - -                (20,000)           (5.00)

     OUTSTANDING AT END OF PERIOD                    105,332           6.95                 83,332             5.44

Options exercisable at period end                     80,667                                77,332             5.29

                                                    DECEMBER 31,
                                                    1997                                   1996
                                                                    WEIGHTED                                 WEIGHTED
                                                                    AVERAGE                                  AVERAGE
                                                                    EXERCISE                                 EXERCISE
                                                    SHARES          PRICE                  SHARES            PRICE
Outstanding at beginning of year                     103,332         $ 5.36                 99,332            $  5.13
Granted                                               20,500          12.50                  4,000              11.00
Forfeited                                            (20,000)          5.00                    - -                - -

     OUTSTANDING AT END OF YEAR                      103,832           6.83                103,332               5.36

Options exercisable at year-end                       77,332                                97,332

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 12 - STOCK OPTION PLANS (CONCLUDED)

The following summarizes information about stock options outstanding at June 30, 1998 and December 31, 1997:


         OPTIONS OUTSTANDING

                                      WEIGHTED
                                      AVERAGE
                                      REMAINING
    EXERCISE        NUMBER            CONTRACTUAL         NUMBER
    PRICES          OUTSTANDING       LIFE                EXERCISABLE
DECEMBER 31, 1997 AND JUNE 30, 1998

     $    5.00       75,332          2.75 years          75,332
          6.25        2,000          4.5 years            2,000
         10.00        2,000          7.7 years              - -
         11.00        4,000          8.5 years              - -
         12.50       20,500          9.5 years              - -

JUNE 30, 1998

        13.00         1,500          9.75 years             - -

NOTE 13 - PROFIT SHARING PLAN

The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 15% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contribution for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 totaled $15, $11, $23 and $24, respectively.

NOTE 14 - DEFERRED COMPENSATION AGREEMENT

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director's fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $23 and $21 at June 30, 1998 and December 31, 1997, respectively. Expenses associated with this plan were $3 for both the six months periods ended June 30, 1998 and 1997, and $6 and $4 for years ended December 31, 1997 and 1996, respectively. The Bank has also purchased a whole-life insurance policy which may be used to fund benefits under the deferred compensation agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or ending of the plan year. The aggregate number of shares reserved under this plan is 19,270. No employee can purchase more than 200 shares or common stock valued at more than $25 in any plan year. In the six months ended June 30, 1998, 1,186 shares were issued at a price of $12.50 per share. In the six months ended June 30, 1997, 1,898 shares were issued at a price of $10.00 per share. In the years ended December 31, 1997 and 1996, 1,898 and 730 shares, respectively, were issued at a price of $10.00 per share.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the table.

As of December 31, 1997, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 16 - REGULATORY MATTERS (CONCLUDED)

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                            TO BE WELL CAPITALIZED
                                                                                                            UNDER PROMPT
                                                                                 CAPITAL ADEQUACY           CORRECTIVE ACTION
                                                      ACTUAL                     PURPOSES                   PROVISIONS
                                                      AMOUNT         RATIO       AMOUNT            RATIO    AMOUNT     RATIO
JUNE 30, 1998
     TIER 1 CAPITAL (TO AVERAGE ASSETS):
       Consolidated                                   $7,436            9.70%     $3,066           4.00%       N/A       N/A
       Bank                                            6,069            7.96       3,048           4.00     $3,810      5.00%
     TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS):
       Consolidated                                    7,436           15.99       18,60           4.00        N/A       N/A
       Bank                                            6,069           13.07       1,858           4.00      2,787      6.00
     TIER 2 CAPITAL:
       Consolidated                                    8,017           17.24       3,720           8.00        N/A       N/A
       Bank                                            6,650           14.32       3,715           8.00      4,644     10.00

DECEMBER 31, 1997
     TIER 1 CAPITAL (TO AVERAGE ASSETS):
       Consolidated                                   $7,088           10.24%     $2,769           4.00%       N/A       N/A
       Bank                                            5,723            8.65       2,646           4.00     $3,308      5.00%
     TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS):
       Consolidated                                    7,088           15.51       1,828           4.00        N/A       N/A
       Bank                                            5,723           12.70       1,803           4.00      2,704      6.00
     TIER 2 CAPITAL:
       Consolidated                                    7,643           16.73       3,655           8.00        N/A       N/A
       Bank                                            6,278           13.92       3,608           8.00      4,510     10.00

Management believes, as of December 31, 1997, that the Company and the Bank meet all capital requirements to which they are subject.

RESTRICTIONS ON RETAINED EARNINGS

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $1,204 as of June 30, 1998 and $858 as of December 31, 1997 without regulatory approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 17 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS - JUNE 30, 1998 AND DECEMBER 31, 1997

                                                                                        JUNE 30,            DECEMBER 31,
                                                                                        1998                1997
ASSETS
     Cash                                                                               $   129             $   680
     Investment in the Bank                                                               6,161               5,785
     Investment in Mountain Real Estate Holdings, Inc.                                    1,152                 653
     Due from subsidiaries                                                                  195                 195
     Other assets                                                                            51                 109

     TOTAL ASSETS                                                                        $7,688              $7,422

LIABILITIES AND SHAREHOLDERS' EQUITY
     Federal income taxes payable                                                       $   174             $   191
     Other liabilities                                                                      - -                  80
     Shareholders' equity                                                                 7,514               7,151

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $7,688              $7,422

CONDENSED STATEMENTS OF INCOME - SIX MONTHS ENDED JUNE 30, 1998 AND 1997, AND YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                     JUNE 30,                       DECEMBER 31,
                                                                     1998          1997             1997           1996
OPERATING INCOME/BANK
     Dividend from subsidiary                                       $  - -          $  75            $225          $  60

OPERATING EXPENSES                                                     (49)           (61)            (99)           (71)

     INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY
     IN UNDISTRIBUTED INCOME OF SUBSIDIARIES                           (49)            14             126            (11)

INCOME TAX BENEFIT                                                     (17)           (20)            - -            (25)

     INCOME (LOSS) BEFORE EQUITY IN
     UNDISTRIBUTED INCOME OF SUBSIDIARIES                              (32)            34             126             14

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES                         346            191             471            278

     NET INCOME                                                       $314           $225            $597           $292

(CONTINUED)

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 17 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONCLUDED)

CONDENSED STATEMENTS OF CASH FLOWS - SIX MONTHS ENDED JUNE 30, 1998 AND 1997, AND YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                     JUNE 30,                      DECEMBER 31,
                                                                     1998            1997          1997             1996
CASH FLOWS FROM OPERATING ACTIVITIES

     Net income                                                       $314           $225          $  597           $292
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
          Amortization                                                  27             23              50              3
          Equity in undistributed income of subsidiaries              (346)          (191)           (471)          (278)
          Increase in receivable from subsidiaries                     - -            154             (41)          (112)
          Increase (decrease) in Federal income taxes                  (17)           - -              76             86
          Other                                                        (49)           (59)             80            - -
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                71            152             291             (9)

CASH FLOWS FROM INVESTING ACTIVITIES
     Investment in subsidiaries                                       (531)           - -            (650)           - -
     Noncompete agreement                                              - -           (155)           (155)           - -
     NET CASH USED IN INVESTING ACTIVITIES                            (531)          (155)           (805)           - -

CASH FLOWS FROM FINANCING ACTIVITIES
     Cost of stock offering                                            - -            - -             (45)           - -
     Proceeds from issuance of common stock                             51             19           1,232              7
     NET CASH PROVIDED BY FINANCING ACTIVITIES                          51             19           1,187              7

     NET INCREASE (DECREASE) IN CASH                                  (551)            16             673             (2)

CASH, BEGINNING OF PERIOD                                              680              7               7              9

     CASH, END OF PERIOD                                              $129          $  23          $  680          $   7

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 18 - OTHER EXPENSES

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996:

                                        JUNE 30,                       DECEMBER 31,
                                        1998           1997            1997            1996
Marketing and advertising               $  11          $  12           $  46          $  61
Professional fees                          28             54              81            158
Regulatory assessments                     20             13              34             23
Data processing                           154            137             295            269
Office supplies and expenses               24             17              91             92
Business taxes                             39             34              69             62

NOTE 19 - EARNINGS PER SHARE DISCLOSURES

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

                                        NET
                                        INCOME                SHARES                  PER SHARE
                                        (NUMERATOR)           (DENOMINATOR)           AMOUNT
SIX MONTHS ENDED JUNE 30, 1998
     Basic earnings per share:
       Net income                       $   314                806,506                $   .39
     Effect of dilutive options             - -                 49,843                   (.02)
     Diluted earnings per share:
       NET INCOME                       $   314                856,349                $   .37

SIX MONTHS ENDED JUNE 30, 1997
     Basic earnings per share:
       Net income                       $   225                704,714                $   .32
     Effect of dilutive options             - -                 47,079                   (.02)
     Diluted earnings per share:
       NET INCOME                       $   225                751,793                $   .30

(CONTINUED)

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Mountain Bank Holding Company and Subsidiaries
June 30, 1998 and December 31, 1997

NOTE 19 - EARNINGS PER SHARE DISCLOSURES (CONCLUDED)

                                     NET
                                     INCOME            SHARES         PER SHARE
                                     (NUMERATOR)       (DENOMINATOR)  AMOUNT
YEAR ENDED DECEMBER 31, 1997
     Basic earnings per share:
       Net income                       $   597        713,437        $   .84
     Effect of dilutive options             - -         43,457           (.05)
     Diluted earnings per share:
       NET INCOME                       $   597        756,894        $   .79

YEAR ENDED DECEMBER 31, 1996
     Basic earnings per share:
       Net income                       $   292        671,715        $   .43
     Effect of dilutive options             - -         51,875           (.03)
     Diluted earnings per share:
       NET INCOME                       $   292        723,590        $   .40

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

NOTE 20 - CAPITAL OFFERING

On October 17, 1997, the Company offered for sale 100,000 shares of one-dollar par value common stock at a subscription price of $12.50 per share. The offering was to the general public and was concluded on January 1998.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Bylaws of the Company provide that the Company will indemnify any individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

          (a)  the individual acted in good faith; and

          (b)  the individual reasonably believed:

               (i) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

              (ii) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

          (c) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

     The Company will not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

          (a) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

          (b) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     The Company has a Directors' and Officers' Liability Insurance Policy which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

ITEM 2.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that the expenses payable by it in connection with this Offering, as described in this Registration Statement, will be as follows:

          SEC Registration fees                      $   525
          Legal fees and expenses                    $35,000
          Accounting fees and expenses               $ 4,000
          Printing expenses                          $ 8,500
          Miscellaneous                              $ 1,975

          Total Offering Expenses                    $50,000


ITEM 3.    UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

        (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

       (iii) Include any additional or changed material information on the plan of distribution.

          2. That, for the purpose of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 4.    UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

     None.

ITEM 5.    INDEX TO EXHIBITS

     See Exhibit Index on page II-5.

ITEM 6.    DESCRIPTION OF EXHIBITS.

     See Exhibit Index on page II-5.

                                      SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Enumclaw, State of Washington on September 15, 1998.

                                   MOUNTAIN BANK HOLDING COMPANY


                                   By:/s/ ROY T. BROOKS
                                      --------------------------------
                                       Roy T. Brooks, Chairman of the Board and
                                       Chief Executive Officer


                                 POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy T. Brooks and Steve W. Moergeli and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on September 15, 1998.


Signature                               Capacity
---------                               --------

/s/ Roy T. Brooks                       Chairman of the Board and Director
-----------------------------------     (Principal Executive Officer)
Roy T. Brooks


/s/ Sheila M. Brumley                   Chief Financial Officer
-----------------------------------     (Principal Financial and Accounting
Sheila M. Brumley                        Officer)

/s/ Susan K. Bowen-Hahto                Director
-----------------------------------
Susan K. Bowen-Hahto

/s/ Brian W. Gallagher                  Director
-----------------------------------
Brian W. Gallagher

/s/ Terry L. Garrison                   Director
-----------------------------------
Terry L. Garrison

/s/ Michael K. Jones                    Director
-----------------------------------
Michael K. Jones

/s/ Barry C. Kombol                     Director
-----------------------------------
Barry C. Kombol

/s/ Steve W. Moergeli                   Director
-----------------------------------
Steve W. Moergeli

/s/ John W. Raeder                      Director
-----------------------------------
John W. Raeder

/s/ Garrett S. Van Beek                 Director
-----------------------------------
Garrett S. Van Beek

/s/ Hans Rudy Zurcher                   Director
-----------------------------------
Hans Rudy Zurcher

                                  INDEX TO EXHIBITS


EXHIBIT NUMBER      DESCRIPTION
   2.1               Articles of Incorporation of Mountain Bank Holding Company,
                     as amended*

   2.2               Bylaws of Mountain Bank Holding Company *

   4.1               Form of Subscription Agreements

   6.1               Lease Agreement between The Company and its subsidiary, Mt.
                     Rainier National Bank *

   6.2               1990 Stock Option Plan *

   6.3               1990 Director Stock Option Plan *

   6.4               1995 Employee Stock Purchase Plan *

   10.1              Consent of Independent Certified Public Accountants

   10.2 Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)

   11.1 Opinion of Graham & Dunn regarding legality of the securities covered by the Registration Statement

   12.1              Form Letter to Shareholders

   12.2              Form Letter to Potential Investors


-------------------

* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394.